
CSB

CSB BANCORP, INC.

ANNUAL REPORT 2024

91 NORTH CLAY ST, P.O. BOX 232, MILLERSBURG, OH • 800.654.9015 • CSB1.COM

OUR MISSION & VALUES

Our mission as an independent community bank is to provide high quality financial services through valued employees, thereby meeting the needs of customers and the diverse communities we serve, while generating profit and increasing value for our shareholders.



HONESTY

We maintain integrity in all of our dealings. Honesty and dependability are major foundations of our reputation, and all business conducted in this Company will be forthright.



ENJOYMENT

We choose to enjoy our work, life, and each other because our lives are enriched by interactions with and for one another. Enjoyment fosters enthusiasm and engagement, and it is contagious.



GROWTH

We are committed to sustainable growth of this Company accomplished by continuous professional and personal growth of our team members.



PROFIT RESPONSIBILITY

As a for-profit institution, we are always mindful of our duty to the shareholders of this Company. Without profit, we cannot sustain our existence as an independent community bank or employer.



CUSTOMER SERVICE

This Company exists to serve the needs of customers. Customer service is a primary consideration in everything we do. We strive to be recognized as setting the standard for customer service in all of our actions.



EMPLOYEES

CSB employees are empowered and committed to bettering the way of life for everyone in the communities we serve. We owe our current and future success to their efforts.

TABLE OF CONTENTS

2024 FINANCIAL HIGHLIGHTS

For the Year Ended December 31		2024		2023	% CHANGE
(Dollars in thousands, except per share data)					
CONSOLIDATED RESULTS					
Net interest income	$	36,853	$	36,141	2%
Net interest income – fully taxable-equivalent (FTE) basis (non-GAAP)		36,996		36,274	2
Noninterest income		7,102		6,744	5
Provision for credit loss expense		7,031		442	1,491
Noninterest expense		24,589		24,060	2
Net income		10,012		14,756	(32)
AT YEAR-END					
Loans, net	$	730,046	$	694,797	5%
Assets		1,191,500		1,178,689	1
Deposits		1,044,887		1,027,427	2
Shareholders' equity		114,835		107,939	6
Cash dividends declared per share		1.58		1.50	5
Book value per share		43.33		40.43	7
Tangible book value per share (non-GAAP)		41.55		38.66	7
Market price per share		38.30		37.54	2
Basic and diluted earnings per share		3.76		5.51	(32)
FINANCIAL PERFORMANCE					
Return on average total assets		0.85%		1.27%	
Return on average shareholders' equity		8.96		14.69	
Net interest margin, FTE basis		3.31		3.32	
Efficiency ratio		55.77		55.95	
CAPITAL RATIOS					
Risk-based capital:					
Common equity tier 1		15.32%		15.26%	
Tier 1		15.32		15.26	
Total		16.37		16.25	
Leverage		9.75		9.59	

DEAR FELLOW SHAREHOLDER,

Our financial performance this year did not meet the standards to which we aspire. We achieved net income of $10 million, a disappointing decline of $4.7 million from 2023's record performance. Return on Average Assets was a decidedly mediocre 0.85% for the Company, with Return on Average Equity at 8.96%. There were bright spots in performance and other highlights during the year as well, and we endeavor in this report to provide a candid and balanced review of the year's events.

Income from operations before credit losses and income taxes (also known as pre-provision net revenue) amounted to more than $19 million, a record for the Company. Had it not been for one significant loan failure, net income would have achieved $15 million. We thus missed an opportunity for a thirteenth consecutive year of record net income.



EDDIE STEINER
Chief Executive Officer

Still, we accomplished much. We protected our net interest margin. We defended market share by increasing loan balances in a year of relatively soft loan demand within our risk guidelines. We increased total deposits while customers shifted sizeable amounts of their money into CD's, and we increased shareholders' equity while continuing the share repurchase program and raising cash dividends paid for the ninth consecutive year. We also gained momentum in workflow automation, opened a new loan production office in Medina, and embarked on several key technology upgrades.

Following is a more detailed look at the year's events.

EQUITY AND SHARE PERFORMANCE

Shareholders' equity increased by $6.9 million in 2024 after payout of $4.2 million in dividends. The book value of your CSB stock increased 7% to $43.33 per share (Tangible book value per share equaled $41.55 at year-end), with the difference fully attributable to Goodwill intangible from acquiring Indian Village in 2008 and our two Wooster banking locations in 2011. Both of these acquisitions have been very good for the Company.



ROBERT BAKER
Chairman of the
Board of Directors

Total Return on CSB stock in 2024 including price change and reinvestment of dividends amounted to 6.3%, a modest performance for the year, roughly doubling inflation. Community banks tend to be value stocks, with less significant momentum swings up or down as compared to broader equity markets and growth stocks. For example, our stock did not benefit much from the upward market momentum in the last half of 2024.

Over the long haul, we seek to deliver solid stock performance as well as solid bank performance. For the twenty-year period from 2005 through 2024, CSB stock's total return including price change and reinvestment of dividends amounted to 296%.

That number handily beat broad index measures of U.S. bank stock performance. For example, the S&P U.S. Broad Market Banks Index, a market cap-weighted index of U.S. publicly traded banks, cumulatively returned 116% over the twenty-year period. CSB stock also beat the Midwest region banks in the S&P BMI Banks Index, and the S&P United States Banks Under $250 Million Market Cap Index. Those indexes returned 101% and 109%, respectively, over the past twenty years.

For the ten-year period ending in 2024, CSB stock returned a cumulative 148%, just behind the Broad Market Bank Index, which returned 151%. Midwest region banks returned 98% during the period, and Banks Under $250 million Market Cap returned 129%. CSB's average total return was also considerably less volatile over the past ten years as compared to these indexes.

Finally, CSB's cumulative total return never touched negative territory during the ten-year period beginning with the December 31, 2014 closing price, while the Broad Market Bank Index had an intra-year low point total return of -20%, as did the Midwest region banks, and the Under $250 Million Market Cap Index total return hit a low point of -6% during the period.

We certainly hope to do better going forward. As we write this letter, CSB stock price is up 6% in 2025 through February 21. We intend to continue repurchasing our shares, and we expect to continue to deliver solid dividend performance. We believe in the stock, and every director and member of senior management has added to their holdings in the past year.



CUMULATIVE TOTAL RETURNS

CSBB

S&P U.S. BROAD MARKET INDEX - BANKS

S&P U.S. BROAD MARKET INDEX BANKS - MIDWEST REGION

S&P U.S. BANKS UNDER $250 MILLION MARKET CAP INDEX

*SOURCE S&P GLOBAL

DEPOSITOR BEHAVIOR

As time passes, memories fade. Twenty years ago, nearly half the deposits in our bank were CD's (time deposits). But with interest rates held near zero for much of a thirteen year stretch from 2009-2022, time deposits dissipated to less than one-fifth of the mix as customers refrained from tying up their money at low interest rates for any period of time. In fact, CD balances actually fell to less than one eighth of our total deposits during the Covid pandemic as many households and organizations received government payments and kept their funds liquid.

Depositors are rational. While most don't want to spend a lot of time or energy sorting out issues related to the safety, features, earnings or fees associated with their accounts, they do want to have confidence in their bank and most will take advantage of the opportunity to increase earnings without compromising benefits. Thus, interest rates matter, and when interest rates climbed sharply in 2023-24, so did CD volume and at the end of 2024 time deposits amounted to approximately one quarter of CSB's deposits.

Correspondingly, our overall cost of deposits increased seven-fold, from an average interest rate of about 0.20% for much of 2021-2022, to an average of 1.39% for the past year. While interest paid for deposits increased greatly, actual balances grew by 2% in 2024.



AVERAGE CD BALANCES & RATE

AVERAGE CD RATE

CDs AS A % OF TOTAL AVERAGE DEPOSIT BALANCES

LENDING ACTIVITY

The vast majority of our lending activity occurs with customers domiciled in Holmes, Tuscarawas, Wayne, Stark, and Medina counties. Net loan balances increased to $730 million at year-end, after growth of 12% in 2023 and another 5% in 2024. In addition to loans on the balance sheet, we service $136 million in loans for others, including $122 million fixed rate residential mortgage loans which we originated and sold but continue to retain full servicing.

Commercial real estate amounted to 26% of balance sheet loans at the end of 2024, followed by consumer mortgages at 24%, commercial and industrial loans at 20%, and lessors of commercial buildings at 14%, with the remaining categories including construction, home equity, and various consumer loan types.

The largest collateral exposures in commercial real estate and commercial lessors of buildings include industrial, manufacturing and production at 19%, warehouses at 13%, with health care facilities and residential investment property each at 9%. All other categories of collateral exposure amount to 6% or less of the commercial real estate and commercial lessors of buildings loan segment. Commercial office space comprises less than 2% of loans outstanding.

MISTAKES

The big blemish on the year was a $6 million credit loss. A commercial business to which we had originated $7 million in loans ceased operations and placed itself into receivership for orderly liquidation in lieu of bankruptcy, with the Bank consenting. While a number of final matters await ultimate resolution, the remaining assets held by the court and court-appointed receiver consist of cash and real estate, valued in total at approximately $1 million, which is the remaining loan balance on our books for this relationship. We anticipate receiving the majority of that amount as final closure occurs. Any further recovery and final winddown expenses are not determinable at this time.

This whopper of a credit loss put an indelible blot on what otherwise could have been a stellar year of record earnings. We missed some things on this credit, both at the time of origination and in the early months of the relationship. Loan losses are inevitable in banking, and we learn from virtually every instance. Still, sizeable mistakes are painful for everyone touched by the impact. We do not shirk from owning responsibility individually and collectively for the mistakes we make. We learn from them, and we are committed to getting better. With time, some details will fade from memory, but the lessons learned should be forever.

NET INTEREST INCOME

With the aforementioned rising rate environment, average loan yields also climbed, from 4.41% reported in 2022, to 5.36% in 2023, to 5.78% in 2024. The increases in loan and other earning asset yields helped us improve net interest margin from 2.98% in 2022 to 3.32% in 2023 and hold it fairly steady at 3.31% in 2024. All in, net interest income increased from $32 million in 2022 to $36 million in 2023 to $37 million in 2024.



NET INTEREST MARGIN

2020	2021	2022	2023	2024
3.22%	2.63%	2.98%	3.32%	3.31%

OTHER INCOME AND EXPENSES

Noninterest income from services, including interchange and card fees, wealth management, service charges on deposit accounts, and other income including earnings on bank-owned life insurance, increased 5% this year. Expenses to run our operations, including salaries and employee benefits, software expenses, professional and director fees, occupancy and equipment and other expenses including marketing and public relations and FDIC insurance increased 2% this year.

We continue to expand our wealth management presence and had combined trust and brokerage assets under management (off balance sheet) of $211 million at year end. We also continue to expand our deployment of technology and skilled project managers to automate and streamline our workflows. This has enabled us to gain efficiencies and reduce operating costs while maintaining competitive wages and benefits.

EXPANDED MARKET

In late July, we celebrated the opening of our Medina Loan Production office and now have physical locations in five counties. We primarily service commercial loan relationships from the office located on the Public Square in Medina and have experienced significant community interest and customer engagement during this first year.

We continued to defend our existing market positions as well. We hold the largest deposit share of any bank in the combined Holmes, Tuscarawas, and Wayne counties market, and the fourth largest position in the four-county region including Stark County, behind only three large banks. Our customers have entrusted us with over $1 billion in deposits, and we take great care to provide efficient access, friendly service, and secure safekeeping of their monies.

ARTIFICIAL INTELLIGENCE – GAMECHANGER?

Technology continues to change how we live and interact as a society, and the use of Artificial Intelligence (AI) has recently become a next tier accelerator in advancing capabilities and understanding across many aspects of human existence. AI has been around for quite a while, with the term first coined in 1956. Recent advancements in computing power and access to large amounts of data (think about the large data centers sprouting up in central Ohio and other states) have led to an explosion of applications that can recognize speech, spot patterns and trends, proactively solve problems and predict future events.

Generative AI refers to computer models that generate new content such as images, video, audio, and written text in an intelligent way, allowing for virtual assistants to provide human-like responses and to even generate synthetic data for training other AI models. Virtual assistants like Siri and Alexa, enhanced communication chatbots, creative tools generating art or music, and search engines use Generative AI today.

While Generative AI is still in its early stage, some of the current banking industry applications include cybersecurity, fraud detection, virtual assistants for digital banking, and creating personalized investment strategies.

Overall, AI and particularly Generative AI, are fostering significant change in workflow automation, risk management, and customized banking services. We have formed a cross-functional team to guide our early stage AI assessment, adoption, and deployment efforts.

THE MARKETPLACE, THE ECONOMY AND OUR ROLE AS A COMMUNITY BANK

We are blessed to operate in a geographic area of industrious people well-served by strong schools, hospitals, not-for-profit entities, and local governments. We engage with these organizations in many ways, our employees serve on a number of area boards and are volunteer leaders in various activities, and we count quite a number of these organizations and their employees among our customers, as are many local businesses, retirees, and students. A good number of customers have been with us for decades.

At present, the local economy is strong and stable. Employment opportunities are fairly abundant and the overall cost of living is comparatively affordable. Housing inventory is tight, which has driven home prices up and, combined with the higher interest rate environment, curtailed the volume of home sales for the past two years. A fair amount of new home construction is now chipping away at that shortage but it will likely take some time for the housing market to normalize.

Inflation has been a thorn, locally and nationally, hovering stubbornly at about 3% annually for the typical household basket of goods and services. The newly elected Presidential administration is enacting a fair amount of policy initiatives, many geared to spurring the U.S. economy. Such initiatives take time to work through the economy. The net effect that ultimately enacted policy changes will have on lingering inflation, the increasing national debt load, employment, and buying power is indeterminable at this time. The American economy has a history of working its way through complex and at times cross-current dynamics, and we have no reason to expect a different eventual outcome.

GRATITUDE

We acknowledge and want to give special thanks to the talented individuals who comprise the team of CSB employees. They dedicate their daily efforts to providing excellence in banking for all of our customers. As a result, the Bank has continued to grow and we have once again enhanced our customer experience capabilities, our use of technology, our efficiencies, and risk management capabilities.

As we close this annual shareholder letter, we express gratitude on behalf of all CSB employees, senior management, and the board of directors, for the longstanding support that you, CSB's shareholders, provide. We take our responsibilities seriously, to be transparent, to be good stewards of the capital entrusted, and to be careful risk managers as we manage and oversee the bank. We are committed to continue building shareholder value and we look forward to seeing many of you at this year's annual shareholder meeting.

THANK YOU FELLOW SHAREHOLDER.

2024 FINANCIAL REVIEW

INTRODUCTION

CSB Bancorp, Inc. (the "Company" or "CSB") was incorporated under the laws of the State of Ohio in 1991 and is a registered financial holding company. The Company's wholly owned subsidiaries are The Commercial and Savings Bank (the "Bank") and CSB Investment Services, LLC. The Bank is chartered under the laws of the State of Ohio and was organized in 1879. The Bank is a member of the Federal Reserve System, with deposits insured by the Federal Deposit Insurance Corporation, and its primary regulators are the Ohio Division of Financial Institutions and the Federal Reserve Board.

The Company, through the Bank, provides retail and commercial banking services to its customers including checking and savings accounts, time deposits, cash management, safe deposit facilities, commercial loans, real estate mortgage loans, consumer loans, IRAs, night depository facilities, and trust and brokerage services. Its customers are located primarily in Holmes, Stark, Tuscarawas, Wayne, and portions of surrounding counties in Ohio.

Economic activity in the Company's market area grew modestly in the fourth quarter of 2024. Demand for goods and services increased moderately as steady sales were recorded during the fourth quarter of 2024. Reported unemployment levels in December 2024 ranged from 2.9% to 4.6% in the four primary counties served by the Company. These levels increased from the December 2023 range of 2.1% to 3.3%. Labor demand remained solid as competition for workers with specialized skills has put upward pressure on labor costs. The local housing market continues to be strong with low inventory levels. Residential construction activity has increased modestly with stable interest rates and resolution of uncertainty after the election as the main factors increasing demand. Nonresidential construction activity has also improved since the prior year. Core deposits decreased slightly, and customers continue to move funds into higher yielding interest-bearing accounts.

FORWARD-LOOKING STATEMENTS

Certain statements contained in Management's Discussion and Analysis of Financial Condition and Results of Operations are not related to historical results but are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks and uncertainties. Any forward-looking statements made by the Company herein and in future reports and statements are not guarantees of future performance. Actual results may differ materially from those in forward-looking statements because of various risk factors as discussed in this annual report. The Company does not undertake, and specifically disclaims, any obligation to publicly release the result of any revisions to any forward-looking statements to reflect the occurrence of unanticipated events or circumstances after the date of such statements.

NON-U.S. GAAP FINANCIAL MEASURES

Management's Discussion and Analysis of Financial Condition and Results of Operations contains non-U.S. generally accepted accounting principles ("GAAP") financial measures where management believes it to be helpful in understanding CSB's results of operations or financial position. Where non-U.S. GAAP financial measures are used, the comparable U.S. GAAP financial measure, as well as the reconciliation to the comparable U.S. GAAP financial measure, can be found herein.

2024 FINANCIAL REVIEW

FINANCIAL DATA

The following table sets forth certain selected consolidated financial information:

(Dollars in thousands, except per share data)	2024	2023	2022	2021	2020
Statements of income:					
Total interest income	$ 51,601	$ 46,016	$ 34,819	$ 29,529	$ 31,066
Total interest expense	14,748	9,875	2,496	2,012	2,913
Net interest income	36,853	36,141	32,323	27,517	28,153
Provision (recovery) for credit loss expense	7,031	442	(895)	(655)	1,650
Net interest income after provision (recovery) for credit loss expense	29,822	35,699	33,218	28,172	26,503
Noninterest income	7,102	6,744	6,711	7,325	6,935
Noninterest expense	24,589	24,060	23,393	22,093	20,342
Income before income taxes	12,335	18,383	16,536	13,404	13,096
Income tax provision	2,323	3,627	3,223	2,567	2,528
Net income	$ **10,012**	$ **14,756**	$ **13,313**	$ **10,837**	$ **10,568**
Per share of common stock:					
Basic earnings per share	$ 3.76	$ 5.51	$ 4.91	$ 3.97	$ 3.85
Diluted earnings per share	3.76	5.51	4.91	3.97	3.85
Dividends	1.58	1.50	1.30	1.22	1.13
Book value	43.33	40.43	35.43	35.80	34.23
Average basic common shares outstanding	2,661,308	2,679,902	2,714,045	2,733,126	2,742,350
Average diluted common shares outstanding	2,661,308	2,679,902	2,714,045	2,733,126	2,742,350
Year-end balances:					
Loans, net	$ 730,046	$ 694,797	$ 620,333	$ 541,536	$ 600,885
Securities	331,529	368,153	401,144	311,245	204,184
Total assets	1,191,500	1,178,689	1,159,108	1,144,239	1,031,632
Deposits	1,044,887	1,027,427	1,023,417	1,002,747	891,562
Borrowings	26,949	37,597	35,011	39,937	41,879
Shareholders' equity	114,835	107,939	95,920	97,315	93,859
Average balances:					
Loans, net	$ 710,963	$ 660,266	$ 580,454	$ 554,547	$ 601,419
Securities	351,731	385,666	388,827	231,285	129,508
Total assets	1,181,417	1,158,286	1,151,925	1,111,808	931,330
Deposits	1,035,559	1,017,983	1,012,629	969,009	788,904
Borrowings	28,709	34,525	40,218	42,600	48,358
Shareholders' equity	111,722	100,452	94,850	96,145	90,247
Select ratios:					
Net interest margin, FTE basis[1]	3.31%	3.32%	2.98%	2.63%	3.22%
Return on average total assets	0.85	1.27	1.16	0.97	1.13
Return on average shareholders' equity	8.96	14.69	14.04	11.27	11.71
Average shareholders' equity as a percent of average total assets	9.46	8.67	8.23	8.65	9.69
Net loan charge-offs (recoveries) as a percent of average loans	0.87	(0.02)	(0.02)	0.00	0.06
Allowance for credit losses on loans as a percent of loans at year-end	1.03	0.94	1.09	1.39	1.36
Shareholders' equity as a percent of total year-end assets	9.64	9.16	8.28	8.50	9.10
Dividend payout ratio[2]	42.02	27.20	26.48	30.73	29.35

[1]Net interest margin is shown on a fully taxable equivalent, ("FTE") basis, (non-GAAP).
[2]Dividend payout ratio is calculated as dividends declared as a percentage of net income.

2024 FINANCIAL REVIEW

RESULTS OF OPERATIONS

Net Income

CSB's 2024 net income was $10.0 million compared to $14.8 million for 2023, a decrease of 32%. Total revenue, net interest income plus noninterest income, increased $1.1 million, or 2.5%, over the prior year to a total of $44 million. The provision for credit losses increased to $7.0 million as compared to $442 thousand for the prior year. Noninterest expense increased $529 thousand, or 2% and the provision for income tax decreased $1.3 million over the prior year due to a decrease in taxable income. Basic and diluted earnings per share were $3.76, down 32% from the prior year. The return on average assets was 0.85% in 2024 compared to 1.27% in 2023 and return on average equity was 8.96% in 2024 compared to 14.69% in 2023.

Net Interest Income

(Dollars in thousands)		2024		2023
Net interest income	$	36,853	$	36,141
Taxable equivalent		143		133
Net interest income, FTE[1]	$	**36,996**	$	**36,274**
Net interest margin		3.30%		3.31%
Taxable equivalent adjustment		0.01		0.01
Net interest margin, FTE[1]		**3.31%**		**3.32%**

[1]Taxable equivalent adjustments have been computed assuming a 21% tax rate in 2024, and 2023 (non-GAAP).

Net interest income is the largest source of the Company's revenue and consists of the difference between interest income generated on earning assets and interest expense incurred on liabilities (deposits, short-term and long-term borrowings). Changes in volume, interest rates, composition of interest-earning assets, and interest-bearing liabilities affect net interest income. Net interest income increased $712 thousand, or 2%, in 2024 compared to 2023. The increase was a result of a $5.6 million increase in interest income, partially offset by an increase of $4.9 million in interest expense. The FTE net interest margin decreased to 3.31% from 3.32% in 2023.

Interest income increased $5.6 million, or 12%, in 2024 compared to 2023 primarily due to an increase of $5.8 million, or 16%, in interest and fees on loans from an increase in average balances of $52 million and an increase in yield of 42 basis points ("bps"). Interest income on taxable securities decreased $488 thousand due to a decrease in average balances of $31 million. Interest income on interest-earning deposits mainly held at the Federal Reserve increased $277 thousand in 2024 compared to 2023 primarily due to an increase in average balances of $5 million.

Interest expense increased $4.9 million, or 49%, in 2024 as compared to 2023 primarily due to shifts in volume from noninterest-bearing demand deposits and lower yielding interest-bearing demand deposits to higher yielding time deposits. Average noninterest-bearing demand and interest-bearing demand deposit balances decreased $57 million during the year and average time deposit balances increased $69 million, and the average interest rate paid on time deposits increased by 112 bps.

2024 FINANCIAL REVIEW

The following table provides detailed analysis of changes in average balances, yield, and net interest income:

AVERAGE BALANCE SHEETS AND NET INTEREST MARGIN ANALYSIS

(Dollars in thousands)	2024 Average Balance[1]	Interest	Average Rate[2]	2023 Average Balance[1]	Interest	Average Rate[2]
Interest-earning assets						
Interest-earning deposits in other banks	$ 46,309	$ 2,405	5.19%	$ 40,723	$ 2,107	5.17%
Securities:						
Taxable	332,849	7,315	2.20	363,988	7,803	2.14
Tax Exempt[4]	18,882	435	2.30	21,678	506	2.33
Loans[3,4]	719,028	41,589	5.78	666,793	35,733	5.36
Total interest-earning assets	1,117,068	51,744	4.63%	1,093,182	46,149	4.22%
Noninterest-earning assets						
Cash and due from banks	18,302			19,313		
Bank premises and equipment, net	13,565			13,189		
Other assets	40,547			39,129		
Allowance for credit losses on loans	(8,065)			(6,527)		
Total assets	$ 1,181,417			$ 1,158,286		
Interest-bearing liabilities						
Demand deposits	$ 227,842	2,053	0.90%	$ 251,626	2,564	1.02%
Savings deposits	302,621	3,242	1.07	296,896	2,362	0.80
Time deposits	223,421	9,109	4.08	154,505	4,573	2.96
Borrowed funds	28,709	344	1.20	34,525	376	1.09
Total interest-bearing liabilities	782,593	14,748	1.88%	737,552	9,875	1.34%
Noninterest-bearing liabilities and shareholders' equity						
Demand deposits	281,675			314,956		
Other liabilities	5,427			5,326		
Shareholders' equity	111,722			100,452		
Total liabilities and equity	$ 1,181,417			$ 1,158,286		
Net interest income[4]		36,996			36,274	
FTE adjustment		(143)			(133)	
GAAP net interest income		$ 36,853			$ 36,141	
Net interest margin FTE			3.31%			3.32%
Net interest spread			2.75%			2.88%

[1]Average balances have been computed on an average daily basis.
[2]Average rates have been computed based on the amortized cost of the corresponding asset or liability.
[3]Average loan balances include nonaccrual loans.
[4]Interest income is shown on a fully tax-equivalent basis (non-GAAP), reconciled to the GAAP amount at the bottom of the table.

2024 FINANCIAL REVIEW

The following table compares the impact of changes in average rates and average volumes on net interest income:

RATE/VOLUME ANALYSIS OF CHANGES IN INCOME AND EXPENSE[1]

(Dollars in thousands)	Net Increase (Decrease)		Volume		Rate	
		2024 v. 2023				
Increase (decrease) in interest income:						
Federal Funds	$	21	$	21	$	−
Interest-earning deposits in other banks		277		288		(11)
Securities:						
Taxable		(488)		(685)		197
Tax Exempt[2]		(71)		(65)		(6)
Loans[2]		5,856		3,021		2,835
Total interest income change[2]		5,595		2,580		3,015
Increase (decrease) in interest expense:						
Demand deposits		(511)		(214)		(297)
Savings deposits		880		61		819
Time deposits		4,536		2,810		1,726
Borrowed funds		(32)		(69)		37
Total interest expense change		4,873		2,588		2,285
Net interest income change[2]	$	**722**	$	**(8)**	$	**730**

[1]Changes attributable to both volume and rate, which cannot be segregated, have been allocated based on the absolute value of the change due to volume and the change due to rate.
[2]Interest income is shown on a fully tax-equivalent basis (non-GAAP).

Provision (Recovery) for Credit Losses on Loans and Off-Balance Sheet Commitments

The provision for credit losses on loans is determined by management as the amount required to bring the allowance for credit losses to a level considered appropriate to absorb an estimation of credit loss during the expected weighted average life of the loan. During 2024, a provision for credit loss expense on loans of $7.2 million was recognized compared to a provision of $198 thousand in 2023. A recovery for credit loss expense on off-balance sheet commitments of $213 thousand was recognized in 2024 as compared to a provision for credit loss expense for off-balance sheet commitments of $244 thousand in 2023. Nonperforming loans increased $1.3 million from 2023 to 2024. See Financial Condition – Allowance for Credit Losses for additional discussion and information relative to the provision for credit losses.

2024 FINANCIAL REVIEW

Noninterest Income

YEARS ENDED DECEMBER 31			Change from 2023			
(Dollars in thousands)		2024	Amount	%		2023
Service charges on deposit accounts	$	1,156	$ (53)	(4) %	$	1,209
Trust services		1,219	206	20		1,013
Debit card interchange fees		2,115	8	—		2,107
Credit card fees		643	(58)	(8)		701
Gain on sale of loans, including MSRs		281	120	75		161
Earnings on bank-owned life insurance		814	112	16		702
Unrealized gain on equity securities		8	(7)	(47)		15
Other		866	30	4		836
Total noninterest income	$	7,102	$ 358	5 %	$	6,744

Noninterest income increased $358 thousand, or 5%, in 2024 compared to the same period in 2023. Trust services revenue increased $206 thousand with asset market value increases. Gain on sales of mortgage loans, including mortgage servicing rights ("MSRs") increased $120 thousand, as $9 million in loans were sold into the secondary market compared to $5 million in 2023. Earnings on bank owned life insurance increased $112 thousand, with the purchase of an additional $2 million of insurance. Credit card interchange income decreased $58 thousand due to an overall decline in volume. Service charges on deposit accounts decreased $53 thousand, as increases in monthly deposit account service charges were offset by decreases in non-sufficient funds ("NSF") charges.

Noninterest Expenses

YEARS ENDED DECEMBER 31			Change from 2023			
(Dollars in thousands)		2024	Amount	%		2023
Salaries and employee benefits	$	13,623	$ (50)	— %	$	13,673
Occupancy expense		1,172	34	3		1,138
Equipment expense		863	71	9		792
Professional and director fees		1,565	94	6		1,471
Ohio financial institutions tax		864	97	13		767
Marketing and public relations		561	12	2		549
Software expense		1,709	58	4		1,651
Debit card expense		755	73	11		682
FDIC insurance		538	24	5		514
Other		2,939	116	4		2,823
Total noninterest expenses	$	24,589	$ 529	2 %	$	24,060

Noninterest expense increased $529 thousand, or 2%, in 2024 compared to 2023. Salaries and employee benefits decreased $50 thousand as increases in base salaries were offset by decreases in employee profit sharing and incentive compensation. Ohio financial institutions tax expense increased $97 thousand, which is based on the increase in shareholders' equity. Professional and director fees increased $94 thousand, primarily from increases in legal expenses related to loan collection efforts. Other expenses increased $116 thousand, or 4%.

Income Taxes

The provision for income taxes amounted to $2.3 million in 2024 as compared to $3.6 million in 2023. The decrease in 2024 resulted from lower taxable income. The corporate statutory tax rate was 21% for 2024 and 2023. The effective tax rate in 2024 and 2023 was 18.8% and 19.7%, respectively.

FINANCIAL CONDITION

Total assets of the Company were $1.2 billion on December 31, 2024 and 2023, representing an increase of $13 million, or 1%. Net loans increased $35 million, or 5%, while investment securities decreased $37 million, or 10%, and total cash and cash equivalents increased $9 million, or 15%. Deposits increased $17 million and short-term borrowings decreased $10 million, while other borrowings from the Federal Home Loan Bank ("FHLB") decreased by $488 thousand.

Securities

Total investment securities decreased $37 million, or 10%, to $332 million at year-end 2024, primarily related to principal repayments on mortgage-backed securities. CSB's portfolio is primarily comprised of agency mortgage-backed securities, obligations of state and political subdivisions, U.S. Treasury notes, other government agencies' debt, and corporate bonds. Restricted securities consist primarily of FHLB stock.

The Company has no exposure to government-sponsored enterprise preferred stocks, collateralized debt obligations, or trust preferred securities. The Company's municipal bond portfolio consists of tax-exempt general obligation and revenue bonds. As of December 31, 2024, 99% of such bonds held an S&P or Moody's investment grade rating, and 1% were non-rated local issues. The municipal portfolio includes a broad spectrum of counties, cities, universities, and school districts with 77% of the portfolio originating in Ohio, and 23% in Pennsylvania. Gross unrealized security losses within the portfolio were 12% of total securities on December 31, 2024, reflecting interest rate increases, not credit downgrades.

One of the primary functions of the securities portfolio is to provide a source of liquidity and it is structured such that maturities and cash flows provide a portion of the Company's liquidity needs and asset/liability management requirements.

Loans

Total loans increased $36 million, or 5%, during 2024. Volume increases were recognized as follows: commercial real estate buildings held for investment and leased to others increased $18 million, or 22%, construction loans increased $15 million, or 31%, residential real estate loans increased $11 million, or 6%, and home equity lines of credit increased $2 million, or 4%. Commercial and industrial loans decreased $8 million, or 5% during 2024, and consumer installment loans, including consumer indirect loans, also decreased $2 million, or 10%. At year-end 2024, commercial real estate is comprised mostly of owner occupied buildings of $191 million, and $101 million of buildings held for investment and leased to others. Owner occupied buildings are mostly light industrial, warehouse buildings and auto repair. Investment properties include healthcare buildings, retail strip centers, and residential investment properties.

The Company originated $58 million and $52 million of residential mortgage loans held in the portfolio, including residential construction, conventional 1-4 family, and equity line loans, which were predominately variable rate, in 2024 and 2023, respectively. The increase in interest rates slowed consumer demand for 1-4 family fixed-rate thirty-year residential mortgages which are sold into the secondary market, thus limiting the Company's mortgage sales to $9 million in 2024 and $5 million in 2023. Home equity loan balances increased $2 million during 2024 with demand improving as interest rates declined during the second half of the year.

Management anticipates modest economic growth in the Company's local service areas will continue to improve. Commercial and commercial real estate loans, in aggregate, comprise approximately 59% and 61% of the total loan portfolio at year-end 2024 and 2023, respectively. Residential real estate loans approximated 30% of the portfolio in 2024 and 2023. Construction and land development loans increased from 7% to 9% of the portfolio. The Company is well within the respective regulatory guidelines for investment in construction, development, and investment property loans that are not owner occupied. The Company has very little exposure to commercial office space leased properties. See Note 3 - Loans for further discussion on Concentrations of Credit. Most of the Company's lending activity is with customers primarily located within Holmes, Medina, Stark, Tuscarawas and Wayne counties in Ohio.

Nonperforming Assets, Individually Evaluated Loans, and Loans Past Due 90 Days or More

Nonperforming assets consist of nonaccrual loans, loans past due 90 days and still accruing, and other real estate acquired through or in lieu of foreclosure. Loans are placed on nonaccrual status when they become past due 90 days or more, or when mortgage loans are past due as to principal and interest 120 days or more, unless they are both well secured and in the process of collection.

NONPERFORMING ASSETS	DECEMBER 31	
(Dollars in thousands)	2024	2023
Nonaccrual loans		
Commercial and industrial	$ 449	$ 59
Commercial real estate	501	62
Commercial lessors of buildings	3	15
Construction	—	—
Consumer mortgage	80	172
Home equity line of credit	71	—
Consumer installment	48	49
Consumer indirect	67	39
Loans past due 90 days or more and still accruing	486	—
Total nonperforming loans	1,705	396
Other real estate owned	—	—
Other repossessed assets	14	—
Total nonperforming assets	$ 1,719	$ 396
Nonaccrual loans to total loans	0.17 %	0.06 %

Allowance for Credit Losses

The allowance for credit losses ("ACL") is maintained at a level considered by management to be adequate to cover credit losses currently expected over the weighted average life of the loan pools. The ACL increased by $1 million, or 15%, to $7.6 million on December 31, 2024, from $6.6 million on December 31, 2023. The additional ACL was primarily the result of the increase in the historical loss rate applied to the commercial and industrial loan portfolio as well as the increase in the average life of the loans. The Bank continues to maintain qualitative factors tied to changes in: the lending policy, economic conditions, lending credit management, delinquent and classified loans, and the value of collateral.

During 2024, $381 thousand in nonaccrual loans were collected, $5.9 million were charged-off, and $7.1 million new loans entered nonaccrual status.

ALLOWANCE FOR CREDIT LOSSES	FOR THE YEAR ENDED	
(Dollars in thousands)	2024	2023
Net charge-offs (recoveries) as a percentage of average total loans	0.87 %	(0.02) %
Allowance for credit losses as a percentage of total loans	1.03	0.94
Allowance for credit losses to total nonaccrual loans	6.23 x	16.67 x
Components of the allowance for loan losses:		
General reserves	$ 7,595	$ 6,546
Specific reserve allocations	—	61
Total allowance for credit losses	$ 7,595	$ 6,607

The ACL on loans totaled $7.6 million, or 1.03% of total loans at year-end 2024 as compared to $6.6 million, or 0.94%, of total loans at year-end 2023. The Bank had net credit losses of $6.3 million in 2024, compared to $130 thousand in recoveries in 2023. As previously disclosed during 2024, court liquidation continues on a $7 million commercial relationship that has been charged down by $6 million. Related to this loan, approximately $900 thousand remains in nonperforming assets with $400 thousand in auction proceeds held by the receiver and $500 thousand in commercial real estate (office building) remaining to be liquidated.

The Company maintains an internal watch list for loans where management's analysis of the borrower's operating results and financial condition indicates the borrower's cash flows are inadequate to meet its debt service requirements and for loans where there exists an increased risk that a shortfall may occur. See the Credit Quality Indicators section of Note 3 to the Consolidated Financial Statements for additional information. Nonperforming loans, which consist of loans past due 90 days or more and nonaccrual loans, aggregated $1.7 million, or 0.23%, of loans at year-end 2024 compared to $396 thousand, or 0.06%, of loans at year-end 2023.

Other Assets

Net premises and equipment increased $1 million to $14 million at year-end 2024 with $2 million in capitalized purchases and $1 million in depreciation expense. Total bank-owned life insurance increased from $25 million at year-end 2023 to $28 million at year-end 2024, including a $2 million purchase of insurance and increasing cash surrender values. There was no other real estate owned on December 31, 2024 or 2023. The Company recognized a net deferred tax asset of $2.3 million on December 31, 2024, compared to a net deferred tax asset of $2.6 million on December 31, 2023. The decrease is primarily due to an improvement in the net unrealized loss on securities.

Deposits

The Company's deposits are obtained primarily from individuals and businesses located in its market area. For deposits, the Company must compete with products offered by other financial institutions, as well as alternative investment options. Time deposits and money market savings account balances increased for the year ended 2024. Market rates on deposits and cash management products increased during the first half of the year before beginning to decrease in the second half of the year.

	December 31		Change from 2023	
(Dollars in thousands)	2024	2023	Amount	%
Noninterest-bearing demand	$ 281,358	$ 301,697	$ (20,339)	(7) %
Interest-bearing demand	218,866	256,621	(37,755)	(15)
Traditional savings	161,354	165,265	(3,911)	(2)
Money market savings	140,056	112,264	27,792	25
Time deposits in excess of $250,000	80,384	58,597	21,787	37
Other time deposits	162,869	132,983	29,886	22
Total deposits	$ 1,044,887	$ 1,027,427	$ 17,460	1.7 %

Other Funding Sources

The Company obtains additional funds through securities sold under repurchase agreements, overnight borrowings from the FHLB or other financial institutions, and advances from the FHLB. Short-term borrowings, consisting of securities sold under repurchase agreements, decreased $10 million. Other borrowings, consisting of FHLB advances, decreased $488 thousand as the result of principal repayments. The majority of FHLB borrowings on December 31, 2024, have long term maturities with monthly amortizing payments.

CAPITAL RESOURCES

Total shareholders' equity was $114.8 million at December 31, 2024, compared to $107.9 million on December 31, 2023. This increase was primarily due to net income of $10.0 million and a $1.9 million decrease in the accumulated other comprehensive loss recognized on the available-for-sale securities portfolio, resulting from investment payment and maturities as well as decreasing interest rates. Dividends were paid of $4.2 million and $762 thousand of common shares were repurchased in 2024. The Board of Directors approved a Stock Repurchase Program on February 26, 2021, allowing the repurchase of up to 5% of the Company's then-outstanding common shares. Repurchased shares are to be held as treasury stock and are available for general corporate purposes. On December 31, 2024, approximately 45 thousand shares could still be repurchased under the current authorized program. Shares repurchased during 2024 totaled 19,849 shares for $762 thousand and shares purchased in 2023 totaled 37,638 shares for $1.4 million.

Effective January 1, 2015, the Federal Reserve adopted final rules implementing Basel III and regulatory capital changes required by the Dodd-Frank Act. The rules apply to both the Company and the Bank. The rules established minimum risk-based and leverage capital requirements for all banking organizations. The rules include: (a) a common equity tier 1 capital ratio of at least 4.5%, (b) a tier 1 capital ratio of at least 6.0%, (c) a minimum total capital ratio of at least 8.0%, and (d) a minimum leverage ratio of 4%. Under the guidelines, capital is compared to the relative risk related to the balance sheet. To derive the risk included in the balance sheet, one of several risk weights is applied to different balance sheet and off-balance sheet assets primarily based on the relative credit risk of the counterparty. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. The rules also place restrictions on the payment of capital distributions, including dividends, and certain discretionary bonus payments to executive officers if the Company does not hold a capital conservation buffer of greater than 2.5% composed of common equity tier 1 capital above its minimum risk-based capital requirements. The Company and Bank's actual and required capital amounts are disclosed in Note 12 to the Consolidated Financial Statements.

Dividends paid by the Bank to CSB are the primary source of funds available to the Company for payment of dividends to shareholders and for other working capital needs. The payment of dividends by the Bank to the Company is subject to restrictions by regulatory authorities, which generally limit dividends to current year net income and the prior two (2) year's net retained earnings, as defined by regulation. In addition, dividend payments generally cannot reduce regulatory capital levels below the minimum regulatory guidelines discussed above.

2024 FINANCIAL REVIEW

LIQUIDITY

(Dollars in thousands)	December 31 2024	2023	Change from 2023
Cash and cash equivalents	$ 73,509	$ 64,077	$ 9,432
Unused lines of credit	126,334	128,198	(1,864)
Unpledged AFS securities at fair market value	123,155	127,387	(4,232)
	$ 322,998	$ 319,662	$ 3,336
Net deposits and short-term liabilities	$ 1,068,413	$ 1,051,156	$ 17,257
Liquidity ratio	30.2 %	30.4 %	
Minimum board approved liquidity ratio	20.0 %	20.0 %	

Liquidity refers to the Company's ability to generate sufficient cash to fund current loan demand, meet deposit withdrawals, pay operating expenses, and meet other obligations. Liquidity is monitored by CSB's Asset Liability Committee. The Company was within all Board-approved limits on December 31, 2024, and 2023. Additional sources of liquidity include net income, loan repayments, the availability of borrowings, and adjustments of interest rates to attract deposit accounts.

As summarized in the Consolidated Statements of Cash Flows, the most significant investing activities for the Company in 2024 included net loan originations of $42 million and securities purchases of $15 million, offset by maturities and repayment of securities totaling $54 million. The Company's financing activities included a $17 million increase in deposits, $10 million decrease in short-term borrowings, and $4 million in cash dividends paid.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The most significant market risk the Company is exposed to is interest rate risk. The business of the Company and the composition of its balance sheet consist of investments in interest-earning assets (primarily loans and securities), which are funded by interest-bearing liabilities (deposits and borrowings). These financial instruments have varying levels of sensitivity to changes in the market rates of interest, resulting in market risk. None of the Company's financial instruments are held for trading purposes.

The Board of Directors establishes policies and operating limits with respect to interest rate risk. The Company manages interest rate risk regularly through its Asset Liability Committee. The Committee meets periodically to review various asset and liability management information including, but not limited to, the Company's liquidity position, projected sources and uses of funds, interest rate risk position, and economic conditions.

Interest rate risk is monitored primarily through the use of an earnings simulation model. The model is highly dependent on various assumptions, which change regularly as the balance sheet and market interest rates change. The earnings simulation model projects change in net interest income resulting from the effect of changes in interest rates. The analysis is performed quarterly over a twenty-four-month horizon. The analysis includes two (2) balance sheet models, one based on a static balance sheet and one on a dynamic balance sheet with projected growth in assets and liabilities. This analysis is performed by estimating the expected cash flows of the Company's financial instruments using interest rates in effect at year-end 2024 and 2023. Interest rate risk policy limits are tested by measuring the anticipated change in net interest income over a two-year period. The tests assume quarterly ramped increases and decreases in market interest rates over twenty-four month horizons, as compared to a stable rate environment or base model. The following table reflects the change to net interest income using a dynamic balance sheet for the first twelve-month periods of the twenty-four month horizon.

Net Interest Income at Risk

	Change In Interest Rates (Basis Points)	Net Interest Income	Dollar Change	Percentage Change	Board Policy Limits
	December 31, 2024				
(Dollars in thousands)	+ 400	$ 42,231	$ 1,333	3.3 %	± 25%
	+ 300	41,902	1,004	2.5	± 15
	+ 200	41,571	673	1.6	± 10
	+ 100	41,237	339	0.8	± 5
	0	40,898	—	—	
	− 100	40,432	(466)	(1.1)	± 5
	− 200	40,089	(809)	(2.0)	± 10
	− 300	39,553	(1,345)	(3.3)	± 15
	− 400	38,988	(1,910)	(4.7)	± 25
	December 31, 2023				
	+ 400	$ 39,184	$ (266)	(0.7) %	± 25%
	+ 300	39,264	(186)	(0.5)	± 15
	+ 200	39,340	(110)	(0.3)	± 10
	+ 100	39,394	(56)	(0.1)	± 5
	0	39,450	—	—	
	− 100	39,201	(249)	(0.6)	± 5
	− 200	38,951	(499)	(1.3)	± 10
	− 300	38,718	(732)	(1.9)	± 15
	− 400	38,494	(956)	(2.4)	± 25

Management reviews Net Interest Income at Risk with the Board on a periodic basis. The Company was within all Board-approved limits at December 31, 2024 and 2023 for the first twelve-month periods of the twenty-four month horizon.

Economic Value of Equity at Risk

	Change In Interest Rates (Basis Points)	Percentage Change	Board Policy Limits
	December 31, 2024		
	+ 400	(5.4) %	± 35%
	+ 300	(3.6)	± 30
	+ 200	(2.0)	± 20
	+ 100	(0.7)	± 15
	− 100	(0.8)	± 15
	− 200	(2.8)	± 20
	− 300	(7.6)	± 30
	− 400	(15.9)	± 35
	December 31, 2023		
	+ 400	15.9 %	± 35%
	+ 300	12.8	± 30
	+ 200	9.2	± 20
	+ 100	4.9	± 15
	− 100	(6.2)	± 15
	− 200	(13.2)	± 20
	− 300	(22.5)	± 30
	− 400	(36.5)	± 35

The economic value of equity is calculated by subjecting the period-end balance sheet to changes in interest rates and measuring the impact of the changes on the values of the assets and liabilities. Hypothetical changes in interest rates are then applied to the financial instruments. The cash flows and fair values are again estimated using these hypothetical rates. For the net interest income estimates, the hypothetical rates are applied to the financial instruments based on the assumed cash flows.

Management periodically measures and reviews the economic value of equity at risk with the Board. As of December 31, 2024, the Company was within all policy limits set by the Board. As of December 31, 2023, the percentage change of the market value of equity was outside of the board policy limit in the -400 basis point scenario. The technical fail in the declining rate scenario in 2023 was caused by the duration of liabilities remaining high and loan and investment prepayment speeds increasing.

SIGNIFICANT ASSUMPTIONS AND OTHER CONSIDERATIONS

The above analysis is based on numerous assumptions, including relative levels of market interest rates, loan prepayments, and reactions of depositors to changes in interest rates and this should not be relied upon as being indicative of actual results. Further, the analysis does not contemplate all actions the Company may undertake in response to changes in interest rates.

U.S. Treasury securities, obligations of U.S. Government corporations and agencies, obligations of states and political subdivisions will generally repay at their stated maturity or if callable, prior to their final maturity date. Mortgage-backed security payments increase when interest rates are low and decrease when interest rates rise. Most of the Company's loans permit the borrower to prepay the principal balance prior to maturity without penalty. The likelihood of prepayment depends on a number of factors: current interest rate and interest rate index (if any) on the loan, the financial ability of the borrower to refinance, the economic benefit to be obtained from refinancing, availability of refinancing at attractive terms, as well as economic conditions in specific geographic areas, which affect the sales and price levels of residential and commercial property. In a changing interest rate environment, prepayments may increase or decrease on fixed and adjustable-rate loans depending on the current relative levels and expectations of future short-term and long-term interest rates. Prepayments on adjustable-rate loans generally increase when long-term interest rates fall or are at historically low levels relative to short-term interest rates, thus making fixed rate loans more desirable. While savings and checking deposits generally may be withdrawn upon the customer's request without prior notice, a continuing relationship with customers resulting in future deposits and withdrawals is generally predictable, leading to a dependable and uninterrupted source of funds. Time deposits generally have early withdrawal penalties, which discourage customer withdrawal prior to maturity. Short-term borrowings have fixed maturities. Certain advances from the FHLB carry prepayment penalties and are expected to be repaid in accordance with their contractual terms.

FAIR VALUE MEASUREMENTS

The Company discloses the estimated fair value of its financial instruments on December 31, 2024, and 2023 in Note 15 to the Consolidated Financial Statements.

OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL OBLIGATIONS, AND CONTINGENT LIABILITIES AND COMMITMENTS

The following table summarizes the Company's loan commitments, including letters of credit, as of December 31, 2024:

(Dollars in thousands)	Amount of Commitment to Expire Per Period				
Type of Commitment	Total Amount	Less than 1 year	1 to 3 Years	3 to 5 Years	Over 5 Years
Commercial lines of credit	$ 136,929	$ 112,382	$ 20,156	$ 4,166	$ 225
Commercial real estate	12,712	9,317	3,290	105	—
Home equity line of credit	87,048	5,802	13,886	15,772	51,588
Construction	32,051	15,095	16,956	—	—
Consumer lines of credit	636	636	—	—	—
Credit card lines	8,489	8,489	—	—	—
Overdraft privilege	7,225	7,225	—	—	—
Letters of credit	3,979	3,701	278	—	—
Total commitments	$ 289,069	$ 162,647	$ 54,566	$ 20,043	$ 51,813

All lines of credit represent either fee-paid or legally binding loan commitments for the loan categories noted. Letters of credit are also included in the amounts noted in the table since the Company requires each letter of credit be supported by a loan agreement. The commercial and consumer lines represent both unsecured and secured obligations. The home equity lines are secured by mortgages on residential property. It is anticipated that a significant portion of these lines will expire without being drawn upon.

2024 FINANCIAL REVIEW

The following table summarizes the Company's other contractual obligations, exclusive of interest, as of December 31, 2024:

(Dollars in thousands)	Payment Due by Period				
Contractual Obligations	Total Amount	Less than 1 year	1 to 3 Years	3 to 5 Years	Over 5 Years
Total time deposits	$ 243,253	$ 212,968	$ 29,390	$ 895	$ —
Short-term borrowings	25,683	25,683	—	—	—
Other borrowings	1,266	349	457	250	210
Operating leases	206	72	124	10	—
Total obligations	$ 270,408	$ 239,072	$ 29,971	$ 1,155	$ 210

The other borrowings noted in the preceding table represent borrowings from the FHLB. The notes require payment of interest on a monthly basis with principal due in monthly installments. The obligations bear stated fixed interest rates and stipulate a prepayment penalty if the note's interest rate exceeds the current market rate for similar borrowings at the time of repayment. As the notes mature, the Company evaluates the liquidity and interest rate circumstances at that time to determine whether to pay off or renew the note. The evaluation process typically includes: the strength of current and projected customer loan demand, the Company's federal funds sold or purchased position, projected cash flows from maturing investment securities, the current and projected market interest rate environment, local and national economic conditions, and customer demand for the Company's deposit product offerings.

CRITICAL ACCOUNTING ESTIMATES

The Company's Consolidated Financial Statements are prepared in accordance with U.S. Generally Accepted Accounting Principles and follow general practices within the commercial banking industry. Application of these principles requires management to make estimates, assumptions, and judgments affecting the amounts reported in the financial statements. These estimates, assumptions, and judgments are based upon the information available as of the date of the financial statements.

The most significant accounting policies followed by the Company are presented in Note 1 to the Consolidated Financial Statements. These policies, along with the other disclosures presented in the Notes to Consolidated Financial Statements and the 2024 Financial Review, provide information about how significant assets and liabilities are valued in the financial statements and how those values are determined. Management has identified the allowance for credit losses and goodwill as the accounting areas requiring the most subjective and complex estimates, assumptions, and judgments, and as such, could be the most subject to revision as new information becomes available.

As previously noted in the section entitled Allowance for Credit Losses, management performs an analysis to assess the adequacy of its allowance for credit losses using the current expected credit loss (CECL) model. This analysis encompasses a variety of factors including: the potential loss exposure for individually reviewed loans, the historical loss experience, changes in delinquent and classified loans, any significant changes in lending or loan review staff, an evaluation of current and future economic conditions, any significant changes in the volume or mix of loans within each category, a review of the significant concentrations of credit, and any legal, competitive, or regulatory concerns. Potential future earnings volatility is driven by CECL's life of credit loss and economic forecasts of unemployment, recession and future credit loss within the portfolio. Under stress testing performed by the Bank in 2024, the unemployment forecast models as the largest driver of credit loss provision volatility. When sustained unemployment is significantly increased to 10% over a two-year period, an additional provision of approximately $1.4 million would be required under current model assumptions. While the weighted average life of the loan portfolio has extended to five years, at December 31, 2024, stressing the commercial real estate, lessors of buildings and residential mortgage portfolios' weighted average lives by 10%, or an increase of 6 months, resulted in a minimal increase of $124 thousand to the allowance for credit losses.

The Company accounts for business combinations using the acquisition method of accounting. Goodwill and intangible assets with indefinite useful lives are not amortized. Intangible assets with finite useful lives are amortized using accelerated methods over their estimated weighted-average useful lives, approximating ten years.

2024 FINANCIAL REVIEW

IMPACT OF INFLATION AND CHANGING PRICES

The Consolidated Financial Statements and related data presented herein have been prepared in accordance with U.S. Generally Accepted Accounting Principles, requiring measurement of financial position, and results of operations primarily in terms of historical dollars without considering changes in the relative purchasing power of money over time due to inflation. Most assets and liabilities of the Company are monetary in nature. Therefore, interest rates have a more significant impact on the Company's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or magnitude as prices of goods and services. The liquidity, maturity structure, and quality of the Company's assets and liabilities are critical to maintenance of acceptable performance levels.

COMMON STOCK AND SHAREHOLDER INFORMATION

Common shares of the Company are not traded on an established market. Shares are traded on the OTC market through broker/ dealers under the symbol "CSBB" and through private transactions. The table below represents the range of high and low prices paid for transactions known to the Company. Management does not have knowledge of prices paid on all transactions. Because of the lack of an established market, these prices may not reflect the prices at which stock would trade in an active market. These quotations reflect interdealer prices, without mark-up, mark-down, or commission and may not represent actual transactions. The table specifies cash dividends declared by the Company to its shareholders during 2024 and 2023. No assurances can be given that future dividends will be declared, or if declared, what the amount of any such dividends will be. Additional information concerning restrictions over the payment of dividends is included in Note 12 of the Consolidated Financial Statements.

Quarterly Common Stock Price and Dividend Data

Quarter Ended	High		Low		Dividends Declared Per Share		Dividends Declared	
March 31, 2024	$	40.90	$	35.46	$	0.39	$	1,039,337
June 30, 2024		41.00		37.17		0.39		1,039,227
September 30, 2024		40.00		37.00		0.40		1,063,810
December 31, 2024		39.50		36.02		0.40		1,061,406
March 31, 2023	$	42.80	$	36.00	$	0.36	$	965,025
June 30, 2023		40.75		35.32		0.38		1,018,524
September 30, 2023		39.13		35.05		0.38		1,015,099
December 31, 2023		40.85		36.18		0.38		1,014,577

As of December 31, 2024, the Company had 1,023 shareholders of record and 2,650,089 outstanding shares of common stock.

REPORT ON MANAGEMENT'S ASSESSMENT OF

INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of CSB Bancorp, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting is designed to provide reasonable assurance that our published financial statements are fairly presented, in all material respects, in conformity with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted the required assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. Management's assessment did not identify any material weaknesses in the Company's internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in the 2013 Internal Control-Integrated Framework. Based upon this assessment, management believes that the Company's internal control over financial reporting is effective as of December 31, 2024.

EDDIE STEINER
President,
Chief Executive Officer

PAULA MEILER
Senior Vice President,
Chief Financial Officer



To the Shareholders and the Board of Directors of CSB Bancorp, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of CSB Bancorp, Inc. and subsidiaries (the "Company") as of December 31, 2024 and 2023; the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for the years then ended; and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent, with respect to the Company, in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.



SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the Audit Committee and that: (1) relate to accounts or disclosures that are material to the financial statements; and (2) involve our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter, in any way, our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Allowance for Credit Losses (ACL) – Qualitative Adjustments

Description of the Matter
The Company's loan portfolio totaled $738 million as of December 31, 2024, and the associated ACL was $7.6 million. As discussed in Notes 1 and 3 to the consolidated financial statements, determining the amount of the ACL requires significant judgment about the expected future losses, which is based on a baseline lifetime loss rate, calculated using a weighted-average remaining maturities method, which is then adjusted for current qualitative conditions and reasonable and supportable forecasts. Management applies these qualitative adjustments to the baseline lifetime loss rate to reflect changes in the current and forecasted environment, both internal and external, that are different from the conditions that existed during the historical loss calculation period.

We identified these qualitative adjustments within the ACL as critical audit matters because they involve a high degree of subjectivity. While the determination of these qualitative adjustments includes analysis of observable data over the historical loss period, the judgments required to assess the directionality and magnitude of adjustments is highly subjective. Auditing these complex judgments and assumptions involved especially challenging auditor judgment due to the nature of audit evidence and the nature and extent of effort required to address these matters.

How we addressed the matter in our audit
The primary procedures we performed to address this critical audit matter included:

- Testing the design, implementation, and operating effectiveness of internal controls over the calculation of the allowance for credit losses, including the qualitative factor adjustments.
- Testing the completeness and accuracy of the significant data points that management uses in their evaluation of the qualitative adjustments.
- Testing the anchoring calculation that management completes to properly align the magnitude of the adjustments with the Company's historical loss data.
- Evaluating the directional consistency and reasonableness of management's conclusions regarding basis points applied (whether positive or negative) based on the trends identified in the underlying data.
- Testing the mathematical accuracy of the application of the qualitative adjustments to the loan segments within the ACL calculation.

We have served as the Company’s auditor since 2005.

S.R. Snodgrass, P.C.

Cranberry Township, Pennsylvania
March 14, 2025

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2024 AND 2023

(Dollars in thousands, except share data)	2024	2023
ASSETS		
Cash and cash equivalents		
Cash and due from banks	$ 21,287	$ 24,463
Interest-earning deposits in other banks	52,222	39,614
Total cash and cash equivalents	73,509	64,077
Securities		
Available-for-sale, at fair value	125,434	140,080
Held-to-maturity; fair value of $172,603 in 2024 and $194,730 in 2023 ($0 credit loss allowance for 2024 and 2023)	204,309	226,279
Equity securities	266	259
Restricted stock, at cost	1,520	1,535
Total securities	331,529	368,153
Loans held for sale	283	–
Loans	737,641	701,404
Less allowance for credit losses	7,595	6,607
Net loans	730,046	694,797
Premises and equipment, net	14,069	13,002
Goodwill	4,728	4,728
Bank-owned life insurance	28,225	25,410
Accrued interest receivable and other assets	9,111	8,522
TOTAL ASSETS	**$ 1,191,500**	**$ 1,178,689**
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Deposits		
Noninterest-bearing	$ 281,358	$ 301,697
Interest-bearing	763,529	725,730
Total deposits	1,044,887	1,027,427
Short-term borrowings	25,683	35,843
Other borrowings	1,266	1,754
Allowance for credit losses on off-balance sheet commitments	524	736
Accrued interest payable and other liabilities	4,305	4,990
Total liabilities	1,076,665	1,070,750
SHAREHOLDERS' EQUITY		
Common stock, $6.25 par value. Authorized 9,000,000 shares; issued 2,980,602 shares; and outstanding 2,650,089 shares in 2024 and 2,669,938 in 2023	18,629	18,629
Additional paid-in capital	9,815	9,815
Retained earnings	103,105	97,297
Treasury stock at cost: 330,513 shares in 2024, 310,664 shares in 2023	(8,294)	(7,532)
Accumulated other comprehensive loss	(8,420)	(10,270)
Total shareholders' equity	114,835	107,939
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 1,191,500**	**$ 1,178,689**

These consolidated financial statements should be read in connection with the accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2024 AND 2023

(Dollars in thousands, except per share data)	2024	2023
INTEREST AND DIVIDEND INCOME		
Loans, including fees	$ 41,539	$ 35,707
Taxable securities	7,315	7,803
Nontaxable securities	342	399
Other	2,405	2,107
Total interest and dividend income	51,601	46,016
INTEREST EXPENSE		
Deposits	14,404	9,499
Short-term borrowings	315	336
Other borrowings	29	40
Total interest expense	14,748	9,875
NET INTEREST INCOME	36,853	36,141
CREDIT LOSS EXPENSE		
Provision for credit loss expense - loans	7,244	198
Provision (recovery) for credit loss expense - off-balance sheet commitments	(213)	244
Total provision for credit loss expense	7,031	442
NET INTEREST INCOME AFTER CREDIT LOSS EXPENSE	29,822	35,699
NONINTEREST INCOME		
Service charges on deposit accounts	1,156	1,209
Trust services	1,219	1,013
Debit card interchange fees	2,115	2,107
Credit card fees	643	701
Gain on sale of loans, net	281	161
Earnings on bank owned life insurance	814	702
Unrealized gain on equity securities	8	15
Other income	866	836
Total noninterest income	7,102	6,744
NONINTEREST EXPENSES		
Salaries and employee benefits	13,623	13,673
Occupancy expense	1,172	1,138
Equipment expense	863	792
Professional and director fees	1,565	1,471
Financial institutions tax	864	767
Marketing and public relations	561	549
Software expense	1,709	1,651
Debit card expense	755	682
FDIC insurance expense	538	514
Other expenses	2,939	2,823
Total noninterest expenses	24,589	24,060
INCOME BEFORE INCOME TAXES	12,335	18,383
Federal income tax provision	2,323	3,627
NET INCOME	$ 10,012	$ 14,756
Weighted average shares outstanding - basic and diluted	2,661,308	2,679,902
Earnings per share - basic and diluted	$ 3.76	$ 5.51

These consolidated financial statements should be read in connection with the accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2024 AND 2023

(Dollars in thousands)	2024	2023
Net income	$ 10,012	$ 14,756
Other comprehensive income		
Unrealized gain on available-for-sale securities arising during the period	2,166	3,168
Amortization of held-to-maturity discount resulting from transfer	176	187
Income tax effect at 21%	(492)	(706)
Other comprehensive income	1,850	2,649
Total comprehensive income	$ 11,862	$ 17,405

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2024 AND 2023

(Dollars in thousands, except per share data)	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total
BALANCE AT DECEMBER 31, 2022	$ 18,629	$ 9,815	$ 86,502	$ (6,107)	$ (12,919)	$ 95,920
Net income	—	—	14,756	—	—	14,756
Cumulative effect of adoption of ASU 2016-13	—	—	52	—	—	52
Other comprehensive income	—	—	—	—	2,649	2,649
Purchase of 37,638 treasury shares	—	—	—	(1,425)	—	(1,425)
Cash dividends declared, $1.50 per share	—	—	(4,013)	—	—	(4,013)
BALANCE AT DECEMBER 31, 2023	$ 18,629	$ 9,815	$ 97,297	$ (7,532)	$ (10,270)	$ 107,939
Net income	—	—	10,012	—	—	10,012
Other comprehensive income	—	—	—	—	1,850	1,850
Purchase of 19,849 treasury shares	—	—	—	(762)	—	(762)
Cash dividends declared, $1.58 per share	—	—	(4,204)	—	—	(4,204)
BALANCE AT DECEMBER 31, 2024	$ 18,629	$ 9,815	$ 103,105	$ (8,294)	$ (8,420)	$ 114,835

These consolidated financial statements should be read in connection with the accompanying notes to the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2024 AND 2023

(Dollars in thousands)	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 10,012	$ 14,756
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization of premises, equipment and software	941	921
Deferred income taxes	118	293
Provision for credit loss expense	7,244	198
Gain on sale of loans, net	(281)	(161)
Security amortization, net of accretion	677	828
Secondary market loan sale proceeds	9,023	4,891
Originations of secondary market loans held-for-sale	(9,113)	(4,725)
Earnings on bank-owned life insurance	(814)	(702)
Effects of changes in operating assets and liabilities:		
Net deferred loan fees (costs)	(222)	138
Accrued interest receivable	(105)	(350)
Accrued interest payable	100	253
Other assets and liabilities	(1,915)	(715)
Net cash provided by operating activities	$ 15,665	$ 15,625
CASH FLOWS FROM INVESTING ACTIVITIES		
Securities:		
Proceeds from repayments, available-for-sale	$ 31,732	$ 17,102
Proceeds from repayments, held-to-maturity	21,840	20,993
Purchases, available-for-sale	(15,290)	(4,457)
Redemption of restricted stock	15	1,895
Loan (originations) and payments, net	(42,271)	(74,242)
Purchases of premises and equipment	(1,960)	(424)
Purchases of software	(145)	(2)
Purchase of bank owned life insurance	(2,000)	—
Sale of property	—	9
Net cash used in investing activities	$ (8,079)	$ (39,126)
CASH FLOWS FROM FINANCING ACTIVITIES		
Net change in deposits	$ 17,460	$ 4,010
Net change in short-term borrowings	(10,160)	3,293
Repayment of other borrowings	(488)	(707)
Cash dividends paid	(4,204)	(4,013)
Purchase of treasury stock	(762)	(1,425)
Net cash provided by financing activities	$ 1,846	$ 1,158
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,432	(22,343)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	64,077	86,420
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ **73,509**	$ **64,077**
SUPPLEMENTAL DISCLOSURES		
Cash paid during the year for:		
Interest	$ 14,647	$ 9,622
Income taxes	2,775	4,165

These consolidated financial statements should be read in connection with the accompanying notes to the consolidated financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CSB Bancorp, Inc. (the "Company" or "CSB") was incorporated in 1991 in the State of Ohio, and is a registered bank holding company. The Company's wholly owned subsidiaries are The Commercial and Savings Bank of Millersburg, Ohio (the "Bank") and CSB Investment Services, LLC. The Company, through its subsidiaries, operates in the commercial banking industry.

The Bank, an Ohio-chartered bank organized in 1879, provides financial services through its sixteen Banking Centers located in Holmes, Stark, Tuscarawas and Wayne counties and a loan production office in Medina. These communities are the source of a substantial majority of the Bank's deposit, loan, and trust activities. The majority of the Bank's income is derived from commercial and retail lending activities, and investments in securities. Its primary deposit products are checking, savings, and term certificate accounts. Its primary lending products are residential real estate, commercial real estate, commercial, and installment loans. Substantially, all loans are secured by specific items of collateral including business assets, consumer assets, and real estate. Commercial loans are expected to be repaid with cash flow from business operations. Real estate loans are secured by both residential and commercial real estate.

Significant accounting policies followed by the Company are presented below.

BUSINESS SEGMENTS

The Company's operations have been evaluated for segment reporting and management has determined operations are managed along two operating segments, consisting of banking operations and trust services. The Company derives its banking operations revenue from business and consumer customers through loan and deposit products. However, these components are not separately reviewed, and all expenses are not segregated from the rest of the Company's operations and therefore are not reportable as segments. The Company's chief operating decision maker is the senior management team, which includes the CEO, President, CFO, Chief Risk Officer, Senior Loan Officer and Senior Operations Officer. While the chief operating decision maker uses financial information related to the banking operations and trust services segments to analyze business performance and allocate resources, the trust services segment does not meet the quantitative threshold under GAAP to be considered a reportable segment. Trust services revenue and net income are less than 4% of total Company revenue or net income. As such, these operating segments are aggregated into a single reportable operating segment in the Consolidated Financial Statements.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

In preparing the Consolidated Financial Statements, in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions affecting the reported amounts of assets and liabilities as of the date of the Consolidated Balance Sheets and reported amounts of revenues and expenses during each reporting period. Actual results could differ from those estimates. The most significant estimates susceptible to change in the near term relate to management's determination of the allowance for credit losses and the fair value of financial instruments.

PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

The Bank has a trust department and the assets held by the Bank in fiduciary or agency capacities for its customers are not included in the Consolidated Balance Sheets as such items are not assets of the Bank.

CASH AND CASH EQUIVALENTS

For purposes of the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand and amounts due from banks which mature overnight or within ninety days.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DEBT SECURITIES

At the time of purchase all debt securities are evaluated and designated as available-for-sale (AFS) or held-to-maturity (HTM). Securities designated as AFS are carried at fair value with unrealized gains and losses on such securities, net of applicable income taxes, recognized as other comprehensive income or loss. HTM securities are recorded at amortized cost. Securities transferred from AFS to HTM are carried at their fair value on the date of transfer. On December 31, 2024, 62% of the total investment portfolio was classified as HTM. The amortized cost of debt securities is adjusted for the accretion of discounts to maturity and the amortization of premiums to the earlier of a bond's call date or maturity based on the interest method. Such amortization and accretion is included in interest and dividends on securities. Gains and losses on sales of securities are accounted for on a trade date basis, using the specific identification method, and are included in noninterest income.

EQUITY SECURITIES

Equity securities are held at fair value. Holding gains and losses are recorded in income. Dividends on equity securities are recognized as income when earned.

RESTRICTED STOCK

Investments in FHLB and Federal Reserve Bank stock are classified as restricted stock, carried at cost, and evaluated for impairment. The Bank is required to maintain an investment in common stock of the FHLB and Federal Reserve Bank because the Bank is a member of the FHLB and the Federal Reserve System.

LOANS

Loans that management has the intent and ability to hold for the foreseeable future, until maturity, or pay-off, generally are stated at their outstanding principal amount, adjusted for charge-offs, the allowance for credit losses, and any deferred loan fees or costs on originated loans. Interest is accrued based upon the daily outstanding principal balance. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield over the life of the related loan.

Interest income is not reported when full repayment is in doubt, typically when the loan is individually evaluated, or payments are past due over 90 days. All interest accrued but not collected for loans placed on nonaccrual or charged-off is reversed and charged against interest income. The interest on these loans is accounted for on a cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

At origination, a determination is made whether a loan will be held in the Bank's portfolio or is intended for sale in the secondary market. Mortgage loans held for sale are recorded at the lower of the aggregate cost or fair value. Generally, these loans are held for sale for less than three (3) days. The Bank recognizes gains and losses on sales of the loans held for sale when the sale is completed.

ALLOWANCE FOR CREDIT LOSSES

The ACL is a valuation reserve established and maintained by charges against operating income and is deducted from the amortized cost basis of loans to present the net amount expected to be collected on the loans. Loans, or portions thereof, are charged off against the ACL when they are deemed uncollectible. Expected recoveries do not exceed the aggregate of amounts previously charged-off and expected to be charged-off. The ACL is an estimate of expected credit losses, measured over the contractual life of a loan (adjusted for expected prepayment), that considers our historical loss experience, current conditions and forecasts of future economic conditions. Determination of an appropriate ACL is inherently subjective and may have significant changes from period to period.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The methodology for determining the ACL has two main components: evaluation of expected credit losses for certain groups of homogeneous loans that share similar risk characteristics and evaluation of individual loans that do not share risk characteristics with other loans. The ACL for homogeneous loans is calculated using a life-time loss rate methodology with both a quantitative and a qualitative analysis that is applied on a quarterly basis. The ACL model is comprised of eight distinct portfolio segments: 1) Commercial and Industrial or C&I, 2) Commercial Real Estate, or CRE, 3) Commercial Lessors of Buildings, 4) Construction, 5) Consumer Mortgage, 6) Home Equity Line of Credit or HELOC, 7) Consumer Installment, and 8) Consumer Indirect loans. Each segment has a distinct set of risk characteristics monitored by management.

Historical credit loss experience is the basis for the estimation of expected credit losses. We apply historical loss rates to pools of loans with similar risk characteristics. After consideration of the historic loss calculation, management applies qualitative adjustments to reflect the current conditions and reasonable and supportable forecasts not already reflected in the historical loss information at the balance sheet date. Our reasonable and supportable forecast adjustment is based on the unemployment forecast and management judgment. For periods beyond our two-year reasonable and supportable forecast, we revert to the historical loss rate. The qualitative adjustments for current conditions are based upon changes in lending policies and practices, change in economic conditions, change in nature of the portfolio, experience and ability of lending staff, problem loan trends, quality of the bank's loan review system, value of underlying collateral for collateral dependent loans, the existence of and changes in concentrations, and other external factors. These modified historical loss rates are multiplied by the outstanding principal balance of each loan to calculate a required reserve. A similar process is employed to calculate a reserve assigned to the portion of off-balance sheet commitments that we expect to fund, specifically unfunded loan commitments, and any needed reserve is recorded in other liabilities.

The ACL for individual loans begins with the use of normal credit review procedures to identify whether a loan no longer shares similar risk characteristics with other pooled loans and therefore, should be individually assessed. We evaluate all commercial loans greater than $500 thousand that meet the following criteria: 1) when it is determined that foreclosure is probable, 2) substandard, doubtful and nonperforming loans when repayment is expected to be provided substantially through the operation or sale of the collateral, and 3) when it is determined by management that a loan does not share similar risk characteristics with other loans. Collateral values are discounted to consider disposal costs when appropriate. A specific reserve is established or a charge-off is taken if the fair value of the loan is less than the loan balance.

Although we believe our process for determining the ACL appropriately considers all the factors that would likely result in credit losses, the process includes subjective elements and may be susceptible to significant change. To the extent actual losses are higher than management estimates, additional provision for credit losses could be required and could adversely affect our earnings or financial position in future periods.

The ACL for off-balance sheet commitments is estimated on the likelihood and amount of funding under the same criteria used for loans under the ACL. The ACL for off-balance sheet commitments is recorded in other liabilities in the Consolidated Balance Sheets.

HTM Securities - Any expected credit loss is recorded through the ACL on HTM securities and is deducted from the amortized cost basis on the balance sheet. The majority of HTM securities are issued by U.S. government entities and agencies. These securities are either explicitly or implicitly guaranteed by the U.S. government, are highly rated by major rating agencies, and have a long history of no credit losses. Therefore there is no credit loss expectation on these securities.

AFS Securities - The AFS securities portfolio is evaluated on a quarterly basis for indicators of credit loss. Management reviews the amount of unrealized loss, the credit rating history, market trends of similar security classes, time remaining to maturity, and the source of principal and interest payments to identify securities which could potentially have a credit loss. For those securities that management intends to sell before the recovery of their amortized cost basis, the difference between fair value and amortized cost is considered to have a credit loss and is recognized in provision for credit loss expense and the amortized cost is written down to the realizable value through a charge-off. For those AFS securities that management does not intend to sell prior to expected recovery of the amortized cost basis, the credit portion is recognized through the ACL on AFS securities, while the noncredit portion is recognized through the accumulated other comprehensive income or loss included in shareholders' equity. Non-credit related impairment is a result of other factors, including changes in interest rates.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

OTHER REAL ESTATE OWNED

Other real estate acquired through or in lieu of foreclosure is initially recorded at fair value, less estimated costs to sell, and any loan balance in excess of fair value is charged to the allowance for credit losses. Subsequent valuations are periodically performed, and write-downs are included in noninterest expenses, as well as expenses related to maintenance of the properties. Gains or losses upon sale are recorded through noninterest income. There was no other real estate owned on December 31, 2024 or 2023.

PREMISES AND EQUIPMENT

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Land is carried at cost. Depreciation and amortization are determined based on the estimated useful lives of the individual assets (typically 20 to 40 years for buildings and 3 to 10 years for equipment) and is computed using the straight-line method. Leasehold improvements are amortized over the useful life of the asset, or lease term, whichever is shorter. Expenses for maintenance and repairs are charged against income as incurred. Costs of major additions and improvements are capitalized.

GOODWILL

Goodwill is not amortized but is tested for impairment at least annually in the fourth quarter or more frequently if indicators of impairment are present. The evaluation for impairment involves comparing the current fair value of the reporting unit to the carrying value, including goodwill. If the current fair value of a reporting unit exceeds the carrying value, no additional testing is required, and an impairment loss is not recorded. The Company uses market capitalization and multiples of tangible book value methods, based on observable bank acquisitions in the state of Ohio, to determine the estimated current fair value of its reporting unit. Based on this analysis no impairment was recorded in 2024 or 2023.

MORTGAGE SERVICING RIGHTS

Mortgage servicing rights ("MSRs") represent the right to service loans for third party investors. MSRs are recognized at fair value as a separate asset upon the sale of mortgage loans to a third-party investor with the servicing rights retained by the Company. Originated MSRs are recorded at allocated fair value at the time of the sale of the loans to the third-party investor. MSRs are amortized in proportion to and over the estimated period of net servicing income. MSRs are carried at amortized cost, less a valuation allowance for impairment, if any. MSRs are evaluated on a discounted earnings basis to determine the present value of future earnings of the underlying serviced mortgages. All assumptions are reviewed annually, or more frequently if necessary, and adjusted to reflect current and anticipated market conditions.

BANK-OWNED LIFE INSURANCE

The cash surrender value of bank-owned life insurance policies is included as an asset on the Consolidated Balance Sheets and any increases in the cash surrender value are recorded as noninterest income on the Consolidated Statements of Income. In the event of the death of an individual insured under these policies, the Company would receive a death benefit, which would be recorded as noninterest income.

REPURCHASE AGREEMENTS

Substantially all securities sold under repurchase agreements represent amounts advanced by various customers. Securities owned by the Bank are pledged to secure those obligations. Repurchase agreements are not deposits and are not covered by federal deposit insurance.

ADVERTISING COSTS

All advertising costs are expensed as incurred. Advertising expenses amounted to $187 thousand, $196 thousand for the years ended 2024 and 2023, respectively.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FEDERAL INCOME TAXES

The Company and its subsidiaries file a consolidated federal tax return. Deferred income taxes are recorded on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their respective tax bases. Deferred tax assets are recognized for temporary differences deductible in future years' tax returns and for operating loss and tax credit carry forwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences taxable in future years' tax returns.

The Bank, domiciled in Ohio, is not currently subject to state and local income taxes.

COMPREHENSIVE INCOME

The Company includes recognized revenue, expenses, gains, and losses in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the Consolidated Balance Sheets, net of tax, these items along with net income are components of comprehensive income. The unrealized loss on securities transferred from AFS to HTM at the date of transfer, is amortized over the remaining life of the securities as part of comprehensive income.

TRANSFERS OF FINANCIAL ASSETS

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions constraining it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

PER SHARE DATA

Earnings per share is computed based on the weighted average number of shares of common stock outstanding during each year. The company currently maintains a simple capital structure, thus, there are no dilutive effects on earnings per share.

The weighted average number of common shares outstanding for earnings per share computations was as follows:

(Dollars in thousands, except per share data)	2024	2023
Weighted average common shares	2,980,602	2,980,602
Average treasury shares	(319,294)	(300,700)
Total weighted average common shares outstanding basic and diluted	2,661,308	2,679,902
Net income	$ 10,012	$ 14,756
Earnings per share, basic and diluted	3.76	5.51

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

SUBSEQUENT EVENTS
The Company has evaluated subsequent events through the date these financial statements were issued.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
In December 2023, the FASB issued **ASU 2023-09, *Income Taxes (Topic740): Improvements to Income Tax Disclosure.*** This new guidance is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments in this Update address investor requests for more transparency about income tax information through improvements to income tax disclosures primarily related to the rate reconciliation and income taxes paid information. This Update also includes certain other amendments to improve the effectiveness of income tax disclosures. It is effective for public business entities for annual periods beginning after December 15, 2024. This update is not expected to have a significant impact on the Company's financial statements.

ACCOUNTING PRONOUNCEMENTS ADOPTED IN 2024
In November 2023, the FASB issued **ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures,*** which requires public entities to disclose information about their reportable segments' significant expenses on an interim and annual basis. This ASU became effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Public entities are required to adopt the changes retrospectively, recasting each prior-period disclosure for which a comparative income statement is presented in the period of adoption. Upon adoption the Company expanded its disclosures regarding reportable segments, which are included above in Note 1 to the Consolidated Financial Statements.

RECLASSIFICATION OF COMPARATIVE AMOUNTS
Certain comparative amounts from the prior years have been reclassified to conform to current year classifications. Such classifications had no effect on net income or shareholders' equity.

NOTE 2 – SECURITIES

Securities consisted of the following on December 31:

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Allowance for Credit Losses	Fair Value
2024					
Available-for-sale					
U.S. Treasury securities	$ 13,487	$ 8	$ (81)	$ —	$ 13,414
U.S. Government agencies	6,000	—	(302)	—	5,698
Mortgage-backed securities of government agencies	69,746	30	(7,078)	—	62,698
Asset-backed securities of government agencies	404	—	(6)	—	398
State and political subdivisions	15,051	—	(805)	—	14,246
Corporate bonds	30,048	5	(1,073)	—	28,980
Total available-for-sale	134,736	43	(9,345)	—	125,434
Held-to-maturity					
U.S. Treasury securities	7,854	—	(621)	—	7,233
Mortgage-backed securities of government agencies	193,937	—	(30,862)	—	163,075
State and political subdivisions	2,518	—	(223)	—	2,295
Total held-to-maturity	204,309	—	(31,706)	—	172,603
Equity securities	185	81	—	—	266
Restricted stock	1,520	—	—	—	1,520
Total securities	**$ 340,750**	**$ 124**	**$ (41,051)**	**$ —**	**$ 299,823**
2023					
Available-for-sale					
U.S. Treasury securities	$ 18,110	$ —	$ (421)	$ —	$ 17,689
U.S. Government agencies	14,000	—	(848)	—	13,152
Mortgage-backed securities of government agencies	72,279	98	(7,332)	—	65,045
Asset-backed securities of government agencies	548	—	(25)	—	523
State and political subdivisions	17,476	—	(890)	—	16,586
Corporate bonds	29,135	6	(2,056)	—	27,085
Total available-for-sale	151,548	104	(11,572)	—	140,080
Held-to-maturity					
U.S. Treasury securities	10,305	—	(798)	—	9,507
Mortgage-backed securities of government agencies	213,425	—	(30,534)	—	182,891
State and political subdivisions	2,549	2	(219)	—	2,332
Total held-to-maturity	226,279	2	(31,551)	—	194,730
Equity securities	185	74	—	—	259
Restricted stock	1,535	—	—	—	1,535
Total securities	**$ 379,547**	**$ 180**	**$ (43,123)**	**$ —**	**$ 336,604**

NOTE 2 – SECURITIES (CONTINUED)

The amortized cost and fair value of debt securities on December 31, 2024, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

(Dollars in thousands)	Amortized Cost	Fair Value
Available-for-sale		
Due in one year or less	$ 30,196	$ 29,883
Due after one through five years	21,157	20,331
Due after five through ten years	16,821	15,489
Due after ten years	66,562	59,731
Total debt securities available-for-sale	**$ 134,736**	**$ 125,434**
Held-to-maturity		
Due in one year or less	$ 2,484	$ 2,420
Due after one through five years	3,305	3,087
Due after five through ten years	4,706	4,142
Due after ten years	193,814	162,954
Total debt securities held-to-maturity	**$ 204,309**	**$ 172,603**

Securities with a carrying value of approximately $134 million and $126 million were pledged on December 31, 2024, and 2023 respectively, to secure public deposits, as well as other deposits and borrowings as required or permitted by law.

Restricted stock primarily consists of investments in FHLB and Federal Reserve Bank stock. The Bank's investment in FHLB stock amounted to $1.0 million on December 31, 2024, and 2023. Federal Reserve Bank stock was $471 thousand on December 31, 2024, and 2023.

There were no proceeds from sales of debt securities for the years ended December 31, 2024 and 2023. Unrealized gains recognized on equity securities on the consolidated statements of income were $8 thousand and $15 thousand, respectively for the years ended December 31, 2024 and 2023.

The Bank monitors the credit quality of held-to-maturity debt securities primarily through utilizing their credit rating. The Bank monitors the credit rating on a quarterly basis. There are no nonperforming held-to-maturity securities. As of December 31, 2024, no ACL was required for any held-to-maturity security. The majority of the securities are explicitly or implicitly guaranteed by the United States government, and any estimate of expected credit losses would be insignificant to the Bank. The following table summarizes the amortized cost of held-to maturity debt securities at December 31, 2024, aggregated by credit quality indicator:

(Dollars in thousands)	U.S. Treasury securities	Mortgage-backed securities of government agencies	State and political subdivisions
December 31, 2024			
Credit rating:			
AAA / AA / A	$ 7,854	$ 193,937	$ 2,518
BBB / BB / B	–	–	–
Lower than B	–	–	–
Non-rated	–	–	–
Total	**$ 7,854**	**$ 193,937**	**$ 2,518**

NOTE 2 – SECURITIES (CONTINUED)

The following table presents gross unrealized losses, fair value of securities, aggregated by investment category, and length of time individual available-for-sale securities have been in a continuous unrealized loss position, on December 31, 2024 and 2023:

(Dollars in thousands)	Less Than 12 Months		12 Months Or More		Total	
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
2024						
Available-for-sale						
U.S. Treasury securities	$ –	$ –	$ (81)	$ 8,949	$ (81)	$ 8,949
U.S. Government agencies	–	–	(302)	5,698	(302)	5,698
Mortgage-backed securities of government agencies	(88)	12,944	(6,990)	45,063	(7,078)	58,007
Asset-backed securities of government agencies	–	–	(6)	398	(6)	398
State and political subdivisions	(19)	1,446	(786)	12,800	(805)	14,246
Corporate bonds	–	–	(1,073)	27,473	(1,073)	27,473
Total temporarily impaired available-for-sale securities	**$ (107)**	**$ 14,390**	**$ (9,238)**	**$ 100,381**	**$ (9,345)**	**$ 114,771**
2023						
Available-for-sale						
U.S. Treasury securities	$ –	$ –	$ (421)	$ 17,689	$ (421)	$ 17,689
U.S. Government agencies	–	–	(848)	13,152	(848)	13,152
Mortgage-backed securities of government agencies	(3)	1,909	(7,329)	52,144	(7,332)	54,053
Asset-backed securities of government agencies	–	–	(25)	523	(25)	523
State and political subdivisions	(28)	1,783	(862)	14,263	(890)	16,046
Corporate bonds	–	–	(2,056)	26,586	(2,056)	26,586
Total temporarily impaired available-for-sale securities	**$ (31)**	**$ 3,692**	**$ (11,541)**	**$ 124,357**	**$ (11,572)**	**$ 128,049**

There were 112 available-for-sale securities in an unrealized loss position on December 31, 2024, 104 of which were in a continuous loss position for twelve (12) months or more. Each quarter the Company conducts a comprehensive security-level impairment assessment on the securities portfolio. Management believes the Company will fully recover the cost of these securities. Unrealized losses on the Company's fixed-rate debt securities are a result of interest rate increases. U.S. Treasury securities and investments in securities of U.S. government sponsored agency bonds comprise $82 million of total AFS securities. The remaining $43 million of non-agency debt securities is made up of Corporate Bonds and debt securities of State and Political Subdivisions. For non-agency debt securities, the Company verified the current credit ratings remain above investment grade. Non-rated debt securities total $10 million. Annually, management reviews the credit profile of each non-rated issue and assesses whether any impairment to the contractually obligated cash flow is likely to occur. Based on these reviews, management has concluded the underlying creditworthiness for each security remains sufficient to maintain required payment obligations and, therefore, no allowance for credit losses has been recorded. Management believes the value will recover as the securities approach maturity or market interest rates decline.

NOTE 3 – LOANS

Loans consisted of the following on December 31:

(Dollars in thousands)	2024	2023
Commercial and industrial	$ 144,376	$ 152,125
Commercial real estate	190,514	190,702
Commercial lessors of buildings	101,168	82,687
Construction	64,262	49,214
Consumer mortgage	177,578	166,891
Home equity line of credit	44,971	43,269
Consumer installment	9,645	10,636
Consumer indirect	5,276	5,957
Total loans	737,790	701,481
Allowance for credit losses	(7,595)	(6,607)
Deferred loan fees, net	(149)	(77)
Net Loans	**$ 730,046**	**$ 694,797**

Loan Origination/Risk Management

The Company has certain lending policies and procedures in place designed to maximize loan income within an acceptable level of risk. Management reviews and the Board of Directors approves these policies and procedures on a regular basis. A reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies, and non-performing and potential problem loans. Diversification in the loan portfolio is a means of managing risk associated with fluctuations in economic conditions.

Commercial and industrial loans are underwritten after evaluating and understanding the borrower's ability to operate profitably and prudently expand their business. Underwriting standards are designed to promote relationship banking rather than transactional banking. The Company's management examines current and occasionally projected cash flows to determine the ability of the borrower to repay their obligations as agreed. Commercial loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. However, the cash flows of borrowers may not be as expected and the collateral securing these loans may fluctuate in value. Most commercial loans are secured by the assets being financed or other business assets, such as accounts receivable or inventory, and generally incorporate a personal guarantee; however, some short-term loans may be made on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers.

Commercial real estate loans are subject to underwriting standards and processes similar to commercial and industrial loans, in addition to those of real estate loans. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts, and the repayment of these loans is largely dependent on the successful operation of the property securing the loan or the business conducted on the property securing the loan. Commercial real estate loans may be adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company's commercial real estate portfolio are diverse in terms of type. This diversity helps reduce the Company's exposure to adverse economic events that affect any single industry. Management monitors and evaluates commercial real estate loans based on collateral, geography, and risk grade criteria.

With respect to loans to developers and builders secured by non-owner occupied properties, the Company generally requires the borrower to have had an existing relationship with the Company and have a proven record of success. Construction and land development loans are underwritten utilizing independent appraisal reviews, lease rates, and financial analysis of developers and property owners. Construction and land development loans are generally based upon estimates of costs and value associated with the completed project. These estimates may be inaccurate. Construction and land development loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the project. Sources of repayment for these types of loans may be pre-committed permanent loans from approved long-term lenders, sales of developed property, or permanent financing from the Company. These loans are closely monitored by on-site inspections and are considered to have higher risk than other real estate loans due to their ultimate repayment being sensitive to interest rate changes, governmental regulation of real property, general economic conditions, and the availability of long-term financing.

The Company originates consumer loans utilizing a judgmental underwriting process. Policies and procedures are developed and modified, as needed, by management to monitor and manage consumer loan risk. This activity, coupled with relatively small loan amounts spread across many individual borrowers, minimizes risk.

The Company engages an independent loan review vendor that reviews and validates the credit risk program on a periodic basis. Results of these reviews are presented to management and the Audit Committee. The loan review process complements and reinforces the risk identification and assessment decisions made by lenders and credit personnel, as well as the Company's policies and procedures.

NOTE 3 – LOANS (CONTINUED)

Concentrations of Credit

Nearly all the Company's lending activity occurs within the State of Ohio, including the five counties of Holmes, Medina, Stark, Tuscarawas, and Wayne, as well as surrounding counties. The majority of the Company's loan portfolio consists of commercial and industrial and commercial real estate loans. Credit concentrations, including commitments, as determined using North American Industry Classification Codes (NAICS), to the three largest industries compared to total loans at December 31, 2024, included $77 million, or 10% of total loans to lessors of non-residential buildings; $37 million, or 5%, of total loans to animal food producers; and $30 million, or 4% of total loans to construction, and equipment rental and leasing. The Company has less than 2% of total loans outstanding to loans secured by commercial office space. These loans are generally secured by real property and equipment, with repayment expected from operational cash flow. Credit evaluation is based on a review of cash flow coverage of principal and interest payments, and the adequacy of the collateral received.

The top ten collateral exposures in commercial real estate and commercial lessors of buildings at December 31, 2024 are as follows: Industrial, manufacturing and production $56 million; warehouse $39 million; healthcare facilities $27 million; residential investment property $27 million; retail strip center $17 million; auto repair $15 million; retail store $13 million; senior housing $12 million; hotels $11 million; nonfarm/nonresidential $10 million.

Allowance for Credit Losses

The following table details activity in the allowance for credit losses ("ACL") by portfolio segment for the years ended December 31, 2024, and 2023. Allocation of a portion of the allowance to one category of loans does not preclude its availability to absorb losses in other categories.

During 2024, the increase in the provision for credit loss expense for commercial and industrial and commercial real estate loans was primarily related to one loan relationship which is in process of court liquidation. This relationship has been charged down by $6.2 million which resulted in an increase in the historical loss rates applied to the loans in each of these categories. The decrease in the provision for consumer mortgages and home equity loans was primarily due to the stable economy and collateral values, with very few historical losses in these categories. The increase in the provision for consumer installment and consumer indirect loans is due to the increase in historical losses in this portfolio.

During 2023, ACL balances were affected by the adoption of ASC 326 which changed the methodology for calculating the allowance for credit losses. These changes resulted in the addition of three new loan categories. In addition to the new methodology changes, the decrease in the commercial real estate provision was primarily related to the payoff of one large loan relationship with a specific allocation and the improvement of other specifically evaluated loans. The decrease in the provision for commercial and industrial loans was primarily due to the recovery of a prior loan charge off. The increase in the provision for commercial lessors of buildings relates to the increase in loans graded special mention. The increase in provision for consumer mortgages primarily relates to increased loan volume. The increase in the consumer indirect category is due to the increase in charge-offs in this portfolio.

Summary of Allowance for Credit Losses on Loans

The following table details activity in the allowance for credit losses on loans during the year ended December 31:

(Dollars in thousands)	Beginning ACL Balance	Charge-offs	Recoveries	Provision for Credit Losses (Recovery)	Ending ACL Balance
December 31, 2024					
Commercial and industrial	$ 1,737	$ (5,671)	$ 74	$ 6,779	$ 2,919
Commercial real estate	1,637	(598)	1	641	1,681
Commercial lessors of buildings	1,200	–	–	(59)	1,141
Construction	333	–	–	169	502
Consumer mortgage	1,107	–	10	(305)	812
Home equity line of credit	288	–	–	(83)	205
Consumer installment	76	(65)	17	64	92
Consumer indirect	229	(60)	36	38	243
Total	$ 6,607	$ (6,394)	$ 138	$ 7,244	$ 7,595

NOTE 3 – LOANS (CONTINUED)

(Dollars in thousands)	Beginning ALL Balance	Impact of Adopting ASC 326	Charge-offs	Recoveries	Provision for Credit Losses (Recovery)	Ending ACL Balance
December 31, 2023						
Commercial and industrial	$ 1,110	$ 658	$ —	$ 181	$ (212)	$ 1,737
Commercial real estate	2,760	(541)	—	9	(591)	1,637
Commercial lessors of buildings	—	974	—	—	226	1,200
Construction	803	(515)	—	—	45	333
Consumer mortgage	1,268	(580)	—	1	418	1,107
Home equity line of credit	—	201	—	—	87	288
Consumer installment	233	(183)	(46)	20	52	76
Consumer indirect	—	91	(66)	31	173	229
Unallocated	664	(664)	—	—	—	—
Total	$ 6,838	$ (559)	$ (112)	$ 242	$ 198	$ 6,607

Age Analysis of Past-Due Loans Receivable and Nonperforming Loans

The performance and credit quality of the loan portfolio is also monitored by analyzing the age of the loans receivable as determined by the length of time a recorded payment is past due. The following table presents the classes of the loan portfolio summarized by the past-due status.

(Dollars in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days + Past Due	Total Past Due	Total Loans
December 31, 2024						
Commercial and industrial	$ 144,274	$ 46	$ 56	$ —	$ 102	$ 144,376
Commercial real estate	190,514	—	—	—	—	190,514
Commercial lessors of buildings	101,168	—	—	—	—	101,168
Construction	64,262	—	—	—	—	64,262
Consumer mortgage	176,403	633	56	486	1,175	177,578
Home equity line of credit	44,595	376	—	—	376	44,971
Consumer installment	9,637	5	3	—	8	9,645
Consumer indirect	5,238	27	11	—	38	5,276
Total Loans	$ 736,091	$ 1,087	$ 126	$ 486	$ 1,699	$ 737,790
December 31, 2023						
Commercial and industrial	$ 151,964	$ 111	$ 50	$ —	$ 161	$ 152,125
Commercial real estate	190,702	—	—	—	—	190,702
Commercial lessors of buildings	82,687	—	—	—	—	82,687
Construction	49,214	—	—	—	—	49,214
Consumer mortgage	166,411	307	173	—	480	166,891
Home equity line of credit	42,955	33	281	—	314	43,269
Consumer installment	10,602	25	9	—	34	10,636
Consumer indirect	5,821	52	84	—	136	5,957
Total Loans	$ 700,356	$ 528	$ 597	$ —	$ 1,125	$ 701,481

NOTE 3 – LOANS (CONTINUED)

The following table presents the amortized cost basis of loans on nonaccrual status and loans past due over 90 days still accruing interest as of December 31:

(Dollars in thousands)	Nonaccrual with no ACL	Nonaccrual with ACL	Total Nonaccrual	Loans Past Due Over 90 Days Still Accruing	Total Nonperforming
December 31, 2024					
Commercial and industrial	$ 413	$ 36	$ 449	$ –	$ 449
Commercial real estate	497	4	501	–	501
Commercial lessors of buildings	–	3	3	–	3
Construction	–	–	–	–	–
Consumer mortgage	–	80	80	486	566
Home equity line of credit	–	71	71	–	71
Consumer installment	–	48	48	–	48
Consumer indirect	–	67	67	–	67
Total Loans	$ 910	$ 309	$ 1,219	$ 486	$ 1,705
December 31, 2023					
Commercial and industrial	$ –	$ 59	$ 59	$ –	$ 59
Commercial real estate	–	62	62	–	62
Commercial lessors of buildings	–	15	15	–	15
Construction	–	–	–	–	–
Consumer mortgage	–	172	172	–	172
Home equity line of credit	–	–	–	–	–
Consumer installment	–	49	49	–	49
Consumer indirect	–	39	39	–	39
Total Loans	$ –	$ 396	$ 396	$ –	$ 396

Interest income recognized on nonaccrual loans as of December 31, 2024, was $6 thousand on commercial real estate loans, $33 thousand on consumer mortgage loans, and $2 thousand on commercial & industrial loans. Several consumer mortgage loans on nonaccrual are at an amortized cost basis of $0 and all payments are being recognized as interest income when received.

NOTE 3 – LOANS (CONTINUED)

Collateral-Dependent Financial Assets

When loan repayment is expected to be provided substantially through the operation or sale of collateral and the borrower is experiencing financial difficulty, expected credit losses are based on the fair value of the collateral. The class of loan represents the primary collateral type associated with the loan. There were no collateral dependent loans as of December 31, 2023. The following table presents the amortized cost basis of collateral dependent loans by class of loan:

	Type of Collateral	
(Dollars in thousands)	**Real Estate**	**Blanket Liens**
December 31, 2024		
Commercial and industrial	–	413
Commercial real estate	501	–
Total collateral dependent loans	$ 501	$ 413

Credit Quality Indicators

The Company categorizes commercial and commercial real estate loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes commercial and commercial real estate loans individually by classifying the loans as to credit risk. This analysis includes commercial loans with an outstanding exposure balance greater than $500 thousand. This analysis is performed on an annual basis.

The Company uses the following definitions for risk ratings:

Pass. Loans classified as pass (Cash Secured, Exceptional, Acceptable, Monitor or Pass Watch) may exhibit a wide array of characteristics but at a minimum represent an acceptable risk to the Bank. Borrowers in this rating may have leveraged but acceptable balance sheet positions, satisfactory asset quality, stable to favorable sales and earnings trends, acceptable liquidity, and adequate cash flow. Loans are considered fully collectable and require an average amount of administration. While generally adhering to credit policy, these loans may exhibit occasional exceptions that do not result in undue risk to the Bank. Borrowers are generally capable of absorbing setbacks, financial and otherwise, without the threat of failure.

Special Mention. Loans classified as special mention have a material weakness deserving of management's close attention. If left uncorrected, these weaknesses may result in deterioration of the repayment prospects for the loan or of the Bank's credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses jeopardizing the liquidation of the debt. They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, values, highly questionable, and improbable.

NOTE 3 – LOANS (CONTINUED)

Loans not meeting the criteria above that are analyzed individually as part of the above-described process are considered to be pass rated loans. Based on the most recent analysis performed, the following tables present the recorded investment in non-homogeneous loans by internal risk rating system:

(Dollars in thousands)	Term Loans Amortized Costs Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
	2024	2023	2022	2021	2020	Prior			
December 31, 2024									
Commercial and industrial:									
Pass	$ 20,361	$ 20,376	$ 14,446	$ 7,291	$ 2,920	$ 6,576	$ 44,566	$ —	$ 116,536
Special mention	—	869	2,227	812	161	—	1,987	—	6,056
Substandard	—	8,479[1]	4,170	650	109	1,107	7,269	—	21,784
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 20,361	$ 29,724	$ 20,843	$ 8,753	$ 3,190	$ 7,683	$ 53,822	$ —	$ 144,376
YTD gross charge-offs	$ —	$ 1,393	$ —	$ 10	$ —	$ —	$ 4,268	$ —	$ 5,671
Commercial real estate:									
Pass	$ 15,216	$ 25,238	$ 39,541	$ 41,742	$ 13,049	$ 25,258	$ 154	$ —	$ 160,198
Special Mention	—	—	1,245	5,216	2,013	9,701	—	—	18,175
Substandard	345	1,252	196	2,211	6	8,131	—	—	12,141
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 15,561	$ 26,490	$ 40,982	$ 49,169	$ 15,068	$ 43,090	$ 154	$ —	$ 190,514
YTD gross charge-offs	$ —	$ 598	$ —	$ —	$ —	$ —	$ —	$ —	$ 598
Commercial lessors of buildings:									
Pass	$ 22,287	$ 23,003	$ 21,576	$ 15,206	$ 3,043	$ 13,792	$ 384	$ —	$ 99,291
Special Mention	—	—	—	180	—	—	—	—	180
Substandard	—	—	557	94	949	59	38	—	1,697
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 22,287	$ 23,003	$ 22,133	$ 15,480	$ 3,992	$ 13,851	$ 422	$ —	$ 101,168
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial Construction:									
Pass	$ 12,420	$ 9,588	$ 8,084	$ 818	$ 845	$ 431	$ 2,239	$ —	$ 34,425
Special Mention	—	—	—	—	—	—	—	—	—
Substandard	—	20,500[2]	—	—	—	74	—	—	20,574
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 12,420	$ 30,088	$ 8,084	$ 818	$ 845	$ 505	$ 2,239	$ —	$ 54,999
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Total									
Pass	$ 70,284	$ 78,205	$ 83,647	$ 65,057	$ 19,857	$ 46,057	$ 47,343	$ —	$ 410,450
Special Mention	—	869	3,472	6,208	2,174	9,701	1,987	—	24,411
Substandard	345	30,231[1,2]	4,923	2,955	1,064	9,371	7,307	—	56,196
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 70,629	$ 109,305	$ 92,042	$ 74,220	$ 23,095	$ 65,129	$ 56,637	$ —	$ 491,057
YTD gross charge-offs	$ —	$ 1,991	$ —	$ 10	$ —	$ —	$ 4,268	$ —	$ 6,269

[1] Balances include $1.9 million USDA guarantee.
[2] Balances include $16.4 million USDA guarantee.

NOTE 3 – LOANS (CONTINUED)

(Dollars in thousands)	Term Loans Amortized Costs Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
	2023	2022	2021	2020	2019	Prior			
December 31, 2023									
Commercial and industrial:									
Pass	$ 32,037	$ 25,996	$ 12,196	$ 5,207	$ 3,388	$ 7,112	$ 45,423	$ —	$ 131,359
Special mention	76	225	522	33	33	65	3,872	—	4,826
Substandard	782	2,968	1,021	1,017	106	1,416	8,630	—	15,940
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 32,895	$ 29,189	$ 13,739	$ 6,257	$ 3,527	$ 8,593	$ 57,925	$ —	$ 152,125
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial real estate:									
Pass	$ 22,206	$ 38,696	$ 54,830	$ 12,233	$ 19,543	$ 21,938	$ 647	$ —	$ 170,093
Special Mention	241	1,380	2,292	2,496	—	322	—	—	6,731
Substandard	1,150	—	888	—	466	11,374	—	—	13,878
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 23,597	$ 40,076	$ 58,010	$ 14,729	$ 20,009	$ 33,634	$ 647	$ —	$ 190,702
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial lessors of buildings:									
Pass	$ 18,353	$ 22,762	$ 15,455	$ 6,429	$ 3,543	$ 8,934	$ 360	$ —	$ 75,836
Special Mention	—	436	1,687	—	3,578	—	—	—	5,701
Substandard	—	—	—	989	—	161	—	—	1,150
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 18,353	$ 23,198	$ 17,142	$ 7,418	$ 7,121	$ 9,095	$ 360	$ —	$ 82,687
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial Construction:									
Pass	$ 24,119	$ 14,855	$ 576	$ 272	$ 281	$ 256	$ —	$ —	$ 40,359
Special Mention	—	258	43	635	—	—	—	—	936
Substandard	—	—	—	30	80	—	—	—	110
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 24,119	$ 15,113	$ 619	$ 937	$ 361	$ 256	$ —	$ —	$ 41,405
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Total									
Pass	$ 96,715	$ 102,309	$ 83,057	$ 24,141	$ 26,755	$ 38,240	$ 46,430	$ —	$ 417,647
Special Mention	317	2,299	4,544	3,164	3,611	387	3,872	—	18,194
Substandard	1,932	2,968	1,909	2,036	652	12,951	8,630	—	31,078
Doubtful	—	—	—	—	—	—	—	—	—
Total	$ 98,964	$ 107,576	$ 89,510	$ 29,341	$ 31,018	$ 51,578	$ 58,932	$ —	$ 466,919
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

NOTE 3 – LOANS (CONTINUED)

The Company monitors the credit risk profile by payment activity for the loan classes listed below. Loans past due 90 days or more and loans on nonaccrual status are considered nonperforming. The following table presents the amortized cost in residential consumer loans based on payment activity:

| (Dollars in thousands) | Term Loans Amortized Costs Basis by Origination Year | | | | | | Revolving Loans Amortized Cost Basis | Revolving Loans Converted to Term | Total |
	2024	2023	2022	2021	2020	Prior			
December 31, 2024									
Consumer mortgage:									
Performing	$ 21,807	$ 28,296	$ 31,939	$ 32,540	$ 28,571	$ 33,859	$ —	$ —	$ 177,012
Nonperforming	—	—	359	76	51	80	—	—	566
Total	$ 21,807	$ 28,296	$ 32,298	$ 32,616	$ 28,622	$ 33,939	$ —	$ —	$ 177,578
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Consumer Construction:									
Performing	$ 7,511	$ 657	$ 810	$ 159	$ 86	$ 40	$ —	$ —	$ 9,263
Nonperforming	—	—	—	—	—	—	—	—	—
Total	$ 7,511	$ 657	$ 810	$ 159	$ 86	$ 40	$ —	$ —	$ 9,263
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Home equity line of credit:									
Performing	$ —	$ —	$ —	$ —	$ —	$ —	$ 44,865	$ 35	$ 44,900
Nonperforming	—	—	—	—	—	—	71	—	71
Total	$ —	$ —	$ —	$ —	$ —	$ —	$ 44,936	$ 35	$ 44,971
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Consumer installment:									
Performing	$ 3,660	$ 3,427	$ 1,630	$ 443	$ 209	$ 165	$ 63	$ —	$ 9,597
Nonperforming	—	6	3	3	—	36	—	—	48
Total	$ 3,660	$ 3,433	$ 1,633	$ 446	$ 209	$ 201	$ 63	$ —	$ 9,645
YTD gross charge-offs	$ 3	$ 23	$ 20	$ 5	$ 4	$ 10	$ —	$ —	$ 65
Consumer indirect:									
Performing	$ 766	$ 611	$ 923	$ 499	$ 484	$ 1,926	$ —	$ —	$ 5,209
Nonperforming	—	18	—	—	—	49	—	—	67
Total	$ 766	$ 629	$ 923	$ 499	$ 484	$ 1,975	$ —	$ —	$ 5,276
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 60	$ —	$ —	$ 60
Total									
Performing	$ 33,744	$ 32,991	$ 35,302	$ 33,641	$ 29,350	$ 35,990	$ 44,928	$ 35	$ 245,981
Nonperforming	—	24	362	79	51	165	71	—	752
Total	$ 33,744	$ 33,015	$ 35,664	$ 33,720	$ 29,401	$ 36,155	$ 44,999	$ 35	$ 246,733
Total YTD gross charge-offs	$ 3	$ 23	$ 20	$ 5	$ 4	$ 70	$ —	$ —	$ 125

NOTE 3 – LOANS (CONTINUED)

(Dollars in thousands)	Term Loans Amortized Costs Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term	Total
	2023	2022	2021	2020	2019	Prior			
December 31, 2023									
Consumer mortgage:									
Performing	$ 24,521	$ 34,798	$ 35,802	$ 32,259	$ 8,931	$ 30,408	$ —	$ —	$ 166,719
Nonperforming	—	—	—	—	—	172	—	—	172
Total	$ 24,521	$ 34,798	$ 35,802	$ 32,259	$ 8,931	$ 30,580	$ —	$ —	$ 166,891
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Consumer Construction:									
Performing	$ 5,463	$ 1,477	$ 264	$ 483	$ 81	$ 41	$ —	$ —	$ 7,809
Nonperforming	—	—	—	—	—	—	—	—	—
Total	$ 5,463	$ 1,477	$ 264	$ 483	$ 81	$ 41	$ —	$ —	$ 7,809
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Home equity line of credit:									
Performing	$ —	$ —	$ —	$ —	$ —	$ —	$ 43,223	$ 46	$ 43,269
Nonperforming	—	—	—	—	—	—	—	—	—
Total	$ —	$ —	$ —	$ —	$ —	$ —	$ 43,223	$ 46	$ 43,269
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Consumer installment:									
Performing	$ 5,705	$ 3,067	$ 981	$ 513	$ 118	$ 184	$ 68	$ —	$ 10,636
Nonperforming	—	—	—	—	—	—	—	—	—
Total	$ 5,705	$ 3,067	$ 981	$ 513	$ 118	$ 184	$ 68	$ —	$ 10,636
YTD gross charge-offs	$ 2	$ 12	$ 19	$ 5	$ 2	$ 6	$ —	$ —	$ 46
Consumer indirect:									
Performing	$ 858	$ 1,086	$ 622	$ 568	$ 607	$ 2,128	$ —	$ —	$ 5,869
Nonperforming	—	3	—	—	81	4	—	—	88
Total	$ 858	$ 1,089	$ 622	$ 568	$ 688	$ 2,132	$ —	$ —	$ 5,957
YTD gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 66	$ —	$ —	$ 66
Total									
Performing	$ 36,547	$ 40,428	$ 37,669	$ 33,823	$ 9,737	$ 32,761	$ 43,291	$ 46	$ 234,302
Nonperforming	—	3	—	—	81	176	—	—	260
Total	$ 36,547	$ 40,431	$ 37,669	$ 33,823	$ 9,818	$ 32,937	$ 43,291	$ 46	$ 234,562
Total YTD gross charge-offs	$ 2	$ 12	$ 19	$ 5	$ 2	$ 72	$ —	$ —	$ 112

Consumer mortgages are substantially secured by one to four family owner occupied properties and consumer indirect loans are substantially secured by recreational vehicles. All nonperforming consumer loans are evaluated when placed on nonaccrual status and may be charged down based on the fair value of the collateral less cost to sell, if that value is lower than the outstanding balance.

Modifications to Borrowers Experiencing Financial Difficulty

Occasionally, the Bank modifies loans to borrowers in financial distress by providing principal forgiveness, term extension, and other-than-insignificant payment delay or interest rate reduction. When principal forgiveness is provided, the amount of forgiveness is charged-off against the allowance for credit losses. In some cases, the Bank may provide multiple types of concessions on one loan. Typically, one type of concession, such as a term extension, is granted initially. If the borrower continues to experience financial difficulty, another concession, such as principal forgiveness, may be granted.

There were no modifications of loans to borrowers in financial distress completed during the year ended December 31, 2024 and 2023.

NOTE 3 – LOANS (CONTINUED)

Real Estate Loans in Foreclosure

There was no other real estate owned on December 31, 2024, or 2023. Mortgage loans in the process of foreclosure were $74 thousand on December 31, 2024, and $8 thousand on December 31, 2023. Repossessed assets were $14 thousand on December 31, 2024, and there were no repossessed assets on December 31, 2023.

Mortgage Servicing Rights

For the years ended December 31, 2024 and 2023, the Company had outstanding MSRs of $621 thousand and $600 thousand, respectively. The capitalized additions of servicing rights are included in net gain on sale of loans on the Consolidated Statements of Income. No valuation allowance was recorded on December 31, 2024 or 2023, as the fair value of the MSRs approximates their carrying value. On December 31, 2024, the Company had $122 million residential mortgage loans sold with servicing retained as compared to $124 million sold with servicing retained on December 31, 2023.

Total loans serviced for others including commercial loans, approximated $136 million and $132 million on December 31, 2024, and 2023, respectively.

The following summarizes mortgage servicing rights capitalized and amortized during each year:

(Dollars in thousands)	2024	2023
Beginning of year	$ 600	$ 621
Capitalized additions	88	47
Amortization	(67)	(68)
Valuation allowance	–	–
End of year	**$ 621**	**$ 600**

NOTE 4 – PREMISES AND EQUIPMENT

Premises and equipment consisted of the following on December 31:

(Dollars in thousands)	2024	2023
Land and improvements	$ 2,561	$ 2,540
Buildings and improvements	15,993	14,698
Furniture and equipment	7,234	6,642
Leasehold improvements	340	329
Premises and equipment, cost	26,128	24,209
Accumulated depreciation	(12,059)	(11,207)
Premises and equipment, net	**$ 14,069**	**$ 13,002**

Depreciation expense amounted to $879 thousand and $826 thousand for the years ended December 31, 2024, and 2023, respectively.

NOTE 5 – LEASES

Operating leases in which the Company is the lessee are recorded as operating lease Right of Use ("ROU") assets and operating lease liabilities, included in other assets and other liabilities, respectively, on the consolidated balance sheets. The Company does not currently have any finance leases. Operating lease ROU assets represent the right to use an underlying asset during the lease term and operating lease liabilities represent the obligation to make lease payments arising from the lease.

Operating lease expense, which is comprised of amortization of the ROU asset and the implicit interest accreted on the operating lease liability, is recognized on a straight-line basis over the lease term and is recorded in occupancy and equipment expense in the Consolidated Statements of Income. The leases relate to bank branches with remaining lease terms of generally 2 to 5 years. Certain lease arrangements contain extension options which are typically 2 to 5 years at the then fair market rental rates. If these extension options are considered reasonably certain of exercise, they are included in the lease term.

NOTE 5 – LEASES (CONTINUED)

As of December 31, 2024, operating lease ROU assets were $203 thousand, and lease liabilities were $196 thousand. These amounts are included in other assets and other liabilities on the Consolidated Balance Sheets. For the years ended December 31, 2024, and 2023, CSB recognized $123 thousand, and $112 thousand in operating lease cost respectively, which are included in occupancy expense on the Consolidated Statements of Income.

The following table summarizes other information related to our operating leases:

	December 31, 2024	December 31, 2023
Weighted-average remaining lease term – operating leases in years	1.80	2.80
Weighted-average discount rate – operating leases	2.69%	2.69%

The following table presents aggregate lease maturities and obligations:

(Dollars in thousands)	
December 31, 2024	
2025	$ 72
2026	79
2027	45
2028	10
2029	—
2030 and thereafter	—
Total lease payments	206
Less: interest	10
Present value of lease liabilities	$ 196

NOTE 6 – INTEREST-BEARING DEPOSITS

Interest-bearing deposits on December 31 were as follows:

(Dollars in thousands)	2024	2023
Demand	$ 218,866	$ 256,621
Savings	301,410	277,529
Time deposits:		
$250,000 and greater	80,384	59,347
Other	162,869	132,233
Total interest-bearing deposits	$ 763,529	$ 725,730

On December 31, 2024, stated maturities of time deposits were as follows:

(Dollars in thousands)	
2025	$ 212,968
2026	24,539
2027	4,851
2028	554
2029	341
Total	$ 243,253

NOTE 7 – BORROWINGS

Short-term borrowings

Short-term borrowings include overnight repurchase agreements, federal funds purchased, and short-term advances through the FHLB. The outstanding balances and related information for short-term borrowings are summarized as follows:

(Dollars in thousands)	2024	2023
Balance at year-end	$ 25,683	$ 35,843
Average balance outstanding	27,266	32,478
Maximum month-end balance	34,750	37,479
Weighted-average rate at year-end	1.03%	1.18%
Weighted-average rate during the year	1.15	1.03

Average balances outstanding during the year represent daily average balances; average interest rates represent interest expense divided by the related average balances.

The following table provides additional detail regarding the collateral pledged to secure repurchase agreements accounted for as secured borrowings:

	Remaining Contractual Maturity Overnight and Continuous	
(Dollars in thousands)	December 31, 2024	December 31, 2023
Securities of U.S. Government agencies and mortgage-backed securities of government agencies pledged, fair value	$ 25,745	$ 36,002
Repurchase agreements	25,683	35,843

Other borrowings

The following table sets forth information concerning other borrowings:

	Maturity Range		Weighted Average Interest	Stated Interest Rate Range		At December 31,	
(Dollars in thousands)	From	To	Rate	From	To	2024	2023
Fixed-rate amortizing	6/1/2032	6/1/2037	1.98%	1.95%	2.01%	$ 1,266	$ 1,754

Maturities of other borrowings on December 31, 2024, are summarized as follows for the years ended December 31:

(Dollars in thousands)	Amount	Weighted Average Rate
2025	$ 349	1.98%
2026	262	1.98
2027	195	1.98
2028	144	1.98
2029	106	1.98
2030 and beyond	210	1.99
Total other borrowings	**$ 1,266**	**1.98%**

Monthly principal and interest payments, as well as 20% principal curtailments on the borrowings' anniversary dates are due on the fixed-rate amortizing borrowings. FHLB borrowings are secured by a blanket collateral agreement on all one-to-four family residential real estate loans. On December 31, 2024, the Company had the capacity to borrow an additional $126 million from the FHLB.

NOTE 8 – INCOME TAXES

Income tax expense was as follows:

(Dollars in thousands)	2024	2023
Current	$ 2,205	$ 3,334
Deferred	118	293
Total income tax provision	$ **2,323**	$ **3,627**

Effective tax rates were 18.8% and 19.7% for 2024 and 2023 and differ from the federal statutory rate of 21% applied to income before taxes due to the following:

(Dollars in thousands)	2024	2023
Expected provision using statutory federal income tax rate	$ 2,590	$ 3,860
Effect of bond and loan tax-exempt income	(112)	(104)
Bank owned life insurance income	(171)	(147)
Other	16	18
Total income tax provision	$ **2,323**	$ **3,627**

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities on December 31 were as follows:

(Dollars in thousands)	2024	2023
Allowance for credit losses	$ 1,693	$ 1,485
Unrealized loss on securities	2,238	2,730
Other	177	225
Deferred tax assets	4,108	4,440
Premises and equipment	(564)	(554)
Federal Home Loan Bank stock dividends	(93)	(95)
Deferred loan fees	(335)	(312)
Prepaid expenses	(129)	(205)
Other	(727)	(640)
Deferred tax liabilities	(1,848)	(1,806)
Net deferred tax asset	$ **2,260**	$ **2,634**

There is currently no liability for uncertain tax positions and no known unrecognized tax benefits. The Company recognizes, when applicable, interest and penalties related to unrecognized tax benefits in the provision for income taxes in the Consolidated Statements of Income. With few exceptions, the Company is no longer subject to U.S. federal, state, or local income tax examinations by tax authorities for years prior to 2021.

NOTE 9 – EMPLOYEE BENEFITS

The Company sponsors a contributory 401(k) profit-sharing plan (the "Plan") covering substantially all employees who meet certain age and service requirements. The Plan permits investment in the Company's common stock subject to various limitations and provides for discretionary profit sharing and matching contributions. The discretionary profit-sharing contribution is determined annually by the Board of Directors and amounted to 2.25% in 2024 and 3.25% in 2023 of each eligible participant's compensation. The Plan provides for a 100% Company match up to a maximum of 4% of eligible compensation. The Company auto enrolls all eligible new hires into the Plan. Expense under the Plan amounted to approximately $520 thousand and $809 thousand for 2024 and 2023, respectively.

The Company sponsors a non-qualified deferred compensation plan covering eligible officers. Expense under the plan amounted to $7 thousand and $6 thousand in 2024 and 2023, respectively.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments are primarily loan commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the Consolidated Balance Sheets. The contract amount of these instruments reflects the extent of involvement the Bank has in these financial instruments. The Bank's exposure to credit loss in the event of the nonperformance by the other party to the financial instruments for loan commitments to extend credit and letters of credit is represented by the contractual amounts of these instruments. The Bank uses the same credit policies in making loan commitments as it does for on-balance sheet loans.

The following financial instruments whose contract amount represents credit risk were outstanding on December 31:

(Dollars in thousands)	2024	2023
Commitments to extend credit	$ 285,090	$ 277,553
Letters of credit	3,979	4,379

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Consumer commitments generally have fixed expiration dates and commercial commitments are generally due on demand and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral, obtained if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies, but may include residential real estate, accounts receivable, recognized inventory, property, plant and equipment, and income-producing commercial properties.

Letters of credit are written conditional commitments issued by the Company to guarantee the performance of a customer to a third party and are reviewed for renewal at expiration. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The Company requires collateral supporting these commitments when deemed appropriate.

The Company had $524 thousand allowance for credit losses for unfunded loan commitments as of December 31, 2024, and $736 thousand as of December 31, 2023. The decrease in the ACL for unfunded loan commitments was primarily due the removal of a specific allocation to a substandard relationship that is no longer outstanding and a decrease in unfunded commitments on commercial construction loans as of December 31, 2024.

NOTE 11 − RELATED-PARTY TRANSACTIONS

In the ordinary course of business, loans are made by the Bank to executive officers, directors, their immediate family members, and their related business interests consistent with Federal Reserve Regulation O, SEC Regulation S-X, and GAAP definition of related parties.

The following is an analysis of activity of related-party loans for the years ended December 31:

(Dollars in thousands)	2024	2023
Balance at beginning of year	$ 305	$ 332
New loans and advances	7	23
Repayments, including loans sold	25	50
Balance at end of year	**$ 287**	**$ 305**

Deposits from executive officers, directors, their immediate family members, and their related business interests on December 31, 2024, and 2023 were approximately $18.4 million and $9.3 million.

NOTE 12 − REGULATORY MATTERS

The Company (on a consolidated basis) and Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and Bank's financial performance. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Bank must meet specific capital guidelines involving quantitative measures of the assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios (set forth in the following table) of Total capital, Tier 1 capital and Common equity tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital to average assets (as defined). Management believes as of December 31, 2024 and 2023, the Company and Bank met or exceeded all capital adequacy requirements to which they are subject.

As of December 31, 2024, the most recent notification from federal and state banking agencies categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" an institution must maintain minimum Total risk-based, Tier 1 risk-based, Common equity Tier 1, and Tier 1 leverage ratios as set forth in the following tables. There are no known conditions or events since that notification that Management believes have changed the Bank's category.

NOTE 12 – REGULATORY MATTERS (CONTINUED)

The actual capital amounts and ratios of the Company and Bank as of December 31 are presented in the following tables:

(Dollars in thousands)	Actual		Minimum Required For Capital Adequacy Purposes		Minimum Required To Be Well Capitalized Under Prompt Corrective Action	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2024						
Total capital to risk-weighted assets						
Consolidated	$ 126,646	16.4%	$ 61,891	8.0%	$ 77,364	10.0%
Bank	125,774	16.3	61,855	8.0	77,319	10.0
Tier 1 capital to risk-weighted assets						
Consolidated	118,527	15.3	46,419	6.0	61,891	8.0
Bank	117,655	15.2	46,391	6.0	61,855	8.0
Common equity tier 1 capital to risk-weighted assets						
Consolidated	118,527	15.3	34,814	4.5	50,287	6.5
Bank	117,655	15.2	34,793	4.5	50,257	6.5
Tier 1 leverage ratio						
Consolidated	118,527	9.7	48,644	4.0	60,805	5.0
Bank	117,655	9.7	48,627	4.0	60,783	5.0
2023						
Total capital to risk-weighted assets						
Consolidated	$ 120,824	16.3%	$ 59,480	8.0%	$ 74,349	10.0%
Bank	120,184	16.2	59,446	8.0	74,308	10.0
Tier 1 capital to risk-weighted assets						
Consolidated	113,481	15.3	44,610	6.0	59,480	8.0
Bank	112,841	15.2	44,585	6.0	59,446	8.0
Common equity tier 1 capital to risk-weighted assets						
Consolidated	113,481	15.3	33,457	4.5	48,327	6.5
Bank	112,841	15.2	33,439	4.5	48,300	6.5
Tier 1 leverage ratio						
Consolidated	113,481	9.6	47,340	4.0	59,175	5.0
Bank	112,841	9.5	47,324	4.0	59,155	5.0

The Company's primary source of funds with which to pay dividends, are dividends received from the Bank. The payment of dividends by the Bank to the Company is subject to restrictions by its regulatory agencies. These restrictions generally limit dividends to current year net income and prior two-years' net retained earnings. Also, dividends may not reduce capital levels below the minimum regulatory requirements disclosed in the prior table. Under these provisions, on January 1, 2025, the Bank could dividend $24.3 million to the Company. The Company does not anticipate the financial need to obtain regulatory approval to pay dividends. Federal law prevents the Company from borrowing from the Bank unless loans are secured by specific obligations. Further, such secured loans are limited to an amount not exceeding ten percent of the Bank's common stock and capital surplus.

NOTE 13 – CONDENSED PARENT COMPANY FINANCIAL INFORMATION

A summary of condensed financial information of the parent company as of December 31, 2024, and 2023, and for each of the two years in the period ended December 31, 2024, follows:

(Dollars in thousands)	2024	2023
CONDENSED BALANCE SHEETS		
ASSETS		
Cash deposited with subsidiary bank	$ 496	$ 271
Investment in subsidiary bank	113,963	107,299
Equity securities	266	259
Other assets	207	174
TOTAL ASSETS	**$ 114,932**	**$ 108,003**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Total liabilities	$ 97	$ 64
Total shareholders' equity	114,835	107,939
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 114,932**	**$ 108,003**

(Dollars in thousands)	2024	2023
CONDENSED STATEMENTS OF COMPREHENSIVE INCOME		
Dividends on securities	$ 11	$ 9
Dividends from subsidiary	5,500	5,200
Unrealized gain on equity securities	8	15
Other income	4	—
Total income	5,523	5,224
Operating expenses	407	391
Income before taxes and undistributed equity income of subsidiary	5,116	4,833
Income tax benefit	82	74
Equity earnings in subsidiary, net of dividends	4,814	9,849
NET INCOME	**$ 10,012**	**$ 14,756**
COMPREHENSIVE INCOME	**$ 11,862**	**$ 17,405**

NOTE 13 – CONDENSED PARENT COMPANY FINANCIAL INFORMATION (CONTINUED)

(Dollars in thousands)	2024	2023
CONDENSED STATEMENTS OF CASH FLOWS		
Cash flows from operating activities		
Net income	$ 10,012	$ 14,756
Adjustments to reconcile net income to net cash provided by operating activities:		
Equity earnings in subsidiary, net of dividends	(4,814)	(9,849)
Unrealized gain on equity securities	(8)	(15)
Change in other assets and liabilities	1	12
Net cash provided by operating activities	5,191	4,904
Cash flows from financing activities		
Cash dividends paid	(4,204)	(4,013)
Purchase of treasury stock	(762)	(1,425)
Net cash used in financing activities	(4,966)	(5,438)
Increase (decrease) in cash	225	(534)
Cash at beginning of year	271	805
Cash at end of year	$ 496	$ 271

NOTE 14 – FAIR VALUE MEASUREMENTS

The Company provides disclosures about assets and liabilities carried at fair value. The framework provides a fair value hierarchy prioritizing the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and lowest priority to unobservable inputs. The three broad levels of the fair value hierarchy are described below:

Level I: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets the Company has the ability to access.

Level II: Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices observable for the asset or liability; inputs derived principally from or corroborated by observable market data by or other means including certified appraisals. If the asset or liability has a specified (contractual) term, the Level II input must be observable for substantially the full term of the asset or liability.

Level III: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The following table presents the assets reported on the consolidated statements of financial condition at their fair value on a recurring basis as of December 31, 2024, and December 31, 2023, by level within the fair value hierarchy. No liabilities were carried at fair value. As required by the accounting standards, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. Equity securities with readily determinable values and U.S. Treasury Notes are valued at the closing price reported on the active market on which the individual securities are traded. Obligations of U.S. government agencies, mortgage-backed securities, asset-backed securities, obligations of states and political subdivisions and corporate bonds are valued at observable market data for similar assets. Equity securities without readily determinable values are carried at amortized cost, adjusted for impairment and observable price changes.

(Dollars in thousands)	Level I	Level II	Level III	Total
Assets:				
Securities available-for-sale		December 31, 2024		
U.S. Treasury securities	$ –	$ 13,414	$ –	$ 13,414
U.S. Government agencies	–	5,698	–	5,698
Mortgage-backed securities of government agencies	–	62,698	–	62,698
Asset-backed securities of government agencies	–	398	–	398
State and political subdivisions	–	14,246	–	14,246
Corporate bonds	–	28,980	–	28,980
Total available-for-sale securities	$ –	$ 125,434	$ –	$ 125,434
Equity securities	$ 221	$ –	$ –	$ 221
Assets:				
Securities available-for-sale		December 31, 2023		
U.S. Treasury securities	$ –	$ 17,689	$ –	$ 17,689
U.S. Government agencies	–	13,152	–	13,152
Mortgage-backed securities of government agencies	–	65,045	–	65,045
Asset-backed securities of government agencies	–	523	–	523
State and political subdivisions	–	16,586	–	16,586
Corporate bonds	–	27,085	–	27,085
Total available-for-sale securities	$ –	$ 140,080	$ –	$ 140,080
Equity securities	$ 213	$ –	$ –	$ 213

NOTE 15 – FAIR VALUES OF FINANCIAL INSTRUMENTS

The estimated fair values of recognized financial instruments carried at amortized cost as of December 31 were as follows:

(Dollars in thousands)	2024				
	Carrying Value	Level I	Level II	Level III	Total Fair Value
Financial assets					
Securities held-to-maturity	$ 204,309	$ –	$ 172,603	$ –	$ 172,603
Loans held for sale	283	290	–	–	290
Net loans	730,046	–	–	691,816	691,816
Mortgage servicing rights	621	–	–	621	621
Financial liabilities					
Deposits	$ 1,044,887	$ 801,634	$ –	$ 242,413	$ 1,044,047
Other borrowings	1,266	–	–	1,111	1,111

(Dollars in thousands)	2023				
	Carrying Value	Level I	Level II	Level III	Total Fair Value
Financial assets					
Securities held-to-maturity	$ 226,279	$ –	$ 194,730	$ –	$ 194,730
Net loans	694,797	–	–	663,510	663,510
Mortgage servicing rights	600	–	–	600	600
Financial liabilities					
Deposits	$ 1,027,427	$ 835,847	$ –	$ 193,126	$ 1,028,973
Other borrowings	1,754	–	–	1,546	1,546

Other financial instruments carried at amortized cost include cash and cash equivalents, restricted stock, bank-owned life insurance, accrued interest receivable, short-term borrowings, and accrued interest payable, all of which have a level 1 fair value that approximates their carrying value.

NOTE 16 – ACCUMULATED OTHER COMPREHENSIVE LOSS

The following table presents the changes in accumulated other comprehensive loss by component net of tax for the years ended December 31, 2024, and 2023:

(Dollars in thousands)	Pretax	Tax Effect	After-Tax
BALANCE AS OF DECEMBER 31, 2022	$ (16,354)	$ 3,435	$ (12,919)
Unrealized holding gain on available-for-sale securities arising during the period	3,168	(666)	2,502
Amortization of held-to-maturity discount resulting from transfer	187	(40)	147
Total other comprehensive income	3,355	(706)	2,649
BALANCE AS OF DECEMBER 31, 2023	$ (12,999)	$ 2,729	$ (10,270)
Unrealized holding gain on available-for-sale securities arising during the period	2,166	(455)	1,711
Amortization of held-to-maturity discount resulting from transfer	176	(37)	139
Total other comprehensive income	2,342	(492)	1,850
BALANCE AS OF DECEMBER 31, 2024	$ (10,657)	$ 2,237	$ (8,420)

NOTE 17 – CONTINGENT LIABILITIES

In the normal course of business, the Company is subject to pending and threatened legal actions. Although, the Company is not able to predict the outcome of such actions, after reviewing pending and threatened actions, management believes that the outcome of any or all such actions will not have a material adverse effect on the results of operations or shareholders' equity of the Company.

The Company has an employment agreement with an officer. Upon the occurrence of certain types of termination of employment, the Company may be required to make specified severance payments if termination occurs within a specified period of time, generally two years from the date of the agreement, or pursuant to certain change in control transactions.

OFFICERS

JEFF AGNES
Assistant Vice President,
Network Administrator

STEPHANIE AUMILLER
Officer,
Cash Management
Relationship Manager

SARAH BAKER
Vice President,
Director of Wealth Management

PAMELA BASINGER
Vice President,
Financial Officer

RYAN BEAULIEU
Officer,
Banking Center Manager

JOEL BECKLER
Vice President,
Commercial Relationship Manager

LES BERTSCHY
Assistant Vice President,
Banking Center Manager

TYLER BISHKO
Officer,
Mortgage Loan Originator

JESSE BROWN
Officer,
Banking Center Manager

WENDY BROWN
Vice President,
Project Manager

STACY BUCKLEW
Assistant Vice President,
Banking Center Manager

DAWN BUTLER
Vice President,
Regional Banking Center Manager

BEVERLY CARR
Assistant Vice President,
Bank Operations Manager

SARAH COLUCY
Vice President,
Commercial Relationship Manager

PEGGY CONN
Officer,
Corporate Secretary

KATHRYN COOPER
Officer,
Banking Center Manager

CAROLYN CORBETT
Officer,
Training Manager

DAWN CULBERTSON
Officer,
BSA/AML Officer

TARA DALRYMPLE
Officer,
Accounting Operations

JENNIFER DEAM
Assistant Vice President,
Customer Service Center
& Electronic Services Manager

CHRISTOPHER DELATORE
Vice President,
Senior Loan Officer
Tuscarawas County

ZACH DIDINGER
Officer,
Banking Center Manager

BRETT GALLION
President,
Chief Operations Officer,
Chief Information Officer

CARRIE GERBER
Assistant Vice President,
Senior Credit Analyst

ADAM GRATE
Assistant Vice President,
Commercial Relationship Manager

RYAN GROSSCHMIDT
Assistant Vice President,
Commercial Portfolio Manager

AMI HAMMOND
Assistant Vice President,
Mortgage Loan Originator

BRIAN HARR
Vice President,
Senior Loan Officer Medina County

BENJAMIN HERSHBERGER
Assistant Vice President,
Senior Mortgage Loan Originator

MARIE HULL-GREEN
Vice President,
Trust Officer

JASON HUMMEL
Vice President,
Senior Loan Officer Holmes County

JULIE JONES
Vice President,
Director of Human Resources

STEPHEN KILPATRICK
First Vice President,
Senior Credit Officer

TIFFANY KIM
Officer,
Banking Center Manager

CODY KNOX
Assistant Vice President,
Systems Administrator

DAWN LeMAY
Officer,
Mortgage Loan Originator

JEFFREY LEONE
Assistant Vice President,
Special Assets & Recovery Officer

PAMELA LUEDY
Officer,
Banking Center Manager

BROC MARTIN
Vice President,
Internal Auditor

ROBYN McCLINTOCK
Vice President,
Regional Banking Center Manager

MICHAEL McKELVEY
Vice President,
Retail Services Manager

PAULA MEILER
Senior Vice President,
Chief Financial Officer

ANDREA MILEY
Senior Vice President,
Chief Risk Officer

EDWARD MILLER
Vice President,
Operations Service Manager,
Security Officer

KERRY MILLER
Assistant Vice President,
Cash Management Officer

MOLLY MOHR
Vice President,
Trust Services

TODD NICOLAS
Vice President,
Senior Loan Officer Stark County

ANTHONY NOVELLI
Officer,
Trust Operations Manager

MATTHEW OGDEN
Assistant Vice President,
Commercial Relationship Manager

SHAWN OSWALD
Vice President,
Information Security Officer,
OFAC Officer

AMY PATTERSON
Vice President,
Retail Lending Manager

LOGAN PHILLIPS, J.D.
Officer,
Compliance Officer,
CRA Officer

MELANIE RABER
Assistant Vice President,
Loan Processing
& Documentation Manager

KATHY RINGWALT
Assistant Vice President,
Lead Mortgage Underwriter

PATRICK RYAN
Officer,
Payments & Card Services Manager

HERBERT SAWTELL
Vice President,
Commercial Relationship Manager

CLAY SINNETT
Vice President,
Commercial Relationship Manager

HARLAND STEBBINS III
Senior Vice President,
Senior Loan Officer

CHERYL STEINER
Vice President,
Investment Advisor Representative

EDDIE STEINER
Chairman,
Chief Executive Officer

STEPHEN STRUCKEL
Officer,
Mortgage Loan Originator

KRISTAL STULL
Assistant Vice President,
Retail Operations Manager

ELAINE TEDROW
Assistant Vice President,
Banking Center Manager

JEANETTE TROYER
Assistant Vice President,
Banking Center Manager

ASHLEY VAUGHN
Vice President,
Senior Operations Officer

KATIE WINT
Assistant Vice President,
Loan Servicing Manager

CRYSTAL YODER
Assistant Vice President,
iSeries Administrator

SENIOR MANAGEMENT



ASHLEY VAUGHN
Vice President,
Senior Operations Officer

BUD STEBBINS
Senior Vice President,
Senior Loan Officer

ANDREA MILEY
Senior Vice President,
Chief Risk Officer

EDDIE STEINER
Chairman,
Chief Executive Officer

PAULA MEILER
Senior Vice President,
Chief Financial Officer

BRETT GALLION
President,
Chief Operations Officer,
Chief Information Officer

BOARD OF DIRECTORS



VIKKI BRIGGS
Serving since 2018

EDDIE STEINER
Serving since 2001

ROBERT BAKER
Serving since 2001

STEPHEN SCHILLIG
Serving since 2024

CHERYL KIRKBRIDE
Serving since 2018

JULIAN COBLENTZ
Serving since 2015

BANKING LOCATIONS



BERLIN BANKING CENTER
4587 State Route 39, P.O. Box 420,
Berlin, OH 44610
330.893.3565



BOLIVAR BANKING CENTER
11113 Fairoaks Road NE,
Bolivar, OH 44612
234.732.7001



CHARM BANKING CENTER
4440 County Road 70, P.O. Box 136,
Charm, OH 44617
330.893.3323



CLINTON COMMONS BANKING CENTER
2102 Glen Drive,
Millersburg, OH 44654
330.674.2265



GNADENHUTTEN BANKING CENTER
100 South Walnut St, P.O. Box 830,
Gnadenhutten, OH 44629
740.254.4313



MEDINA LOAN PRODUCTION OFFICE
23 Public Square, Suite 200,
Medina, OH 44256
330.805.0588



NEW PHILADELPHIA BANKING CENTER
635 West High Avenue,
New Philadelphia, OH 44663
330.308.4867



NORTH CANTON BANKING CENTER
600 South Main Street,
North Canton, OH 44720
330.497.0839



ORRVILLE BANKING CENTER
119 West High Street, P.O. Box 635,
Orrville, OH 44667
330.682.8000



SHREVE BANKING CENTER
333 West South Street, P.O. Box 551,
Shreve, OH 44676
330.567.2226



SOUTH CLAY BANKING CENTER
91 South Clay Street, P.O. Box 232,
Millersburg, OH 44654
330.674.0687



SUGARCREEK BANKING CENTER
127 South Broadway, P.O. Box 369,
Sugarcreek, OH 44681
330.852.4444



WALNUT CREEK BANKING CENTER
4980 Olde Pump Street, P.O. Box 146,
Walnut Creek, OH 44687
330.893.2961



WINESBURG BANKING CENTER
2225 U.S. 62, P.O. Box 51,
Winesburg, OH 44690
330.359.5543



WOOSTER DOWNTOWN BANKING CENTER
350 East Liberty Street,
Wooster, OH 44691
330.263.1955



WOOSTER MILLTOWN BANKING CENTER
3562 Commerce Parkway,
Wooster, OH 44691
330.345.2031

SHAREHOLDER & GENERAL INQUIRIES

If you have questions regarding your CSB Bancorp, Inc. stock, please contact:

COMPUTERSHARE SERVICES
www.computershare.com/investor

Mailing Address:
P.O. Box 43006
Providence, RI 02940-3006

Overnight Delivery:
150 Royall Street - Suite 101
Canton, MA 02021

PEGGY CONN
Corporate Secretary
CSB Bancorp, Inc.
91 North Clay Street, P.O. Box 232
Millersburg, Ohio 44654
330.674.9015 | 800.654.9015

If you are interested in purchasing shares of CSB Bancorp, Inc., you may contact your local broker or one of the following:

CHERYL STEINER
Vice President,
Investment Advisor Representative
cheryl.steiner@ceterais.com
330.763.2853

 **CSB** Investment Services

Powered by Cetera Investment Services LLC.

CSB INVESTMENT SERVICES
91 South Clay Street
Millersburg, OH 44654
Not FDIC Insured | No Bank Guarantee | May Lose Value

CSB Bancorp, Inc. is required to file an annual report on From 10-K annually with the Securities and Exchange Commission. A copy of our Annual Report on Form 10-K is available on our website after it is filed with the SEC. Copies of the Form 10-K Annual Report and the Company's quarterly reports will be furnished, free of charge, to shareholders by written request to:

PAULA MEILER
Senior Vice President,
Chief Financial Officer
CSB Bancorp, Inc.
91 North Clay Street, P.O. Box 232
Millersburg, Ohio 44654
330.674.9015 | 800.654.9015

CSB OPERATIONS CENTER
91 North Clay Street, P.O. Box 232
Millersburg, OH 44654
800.654.9015 | 330.674.9015
www.csb1.com

THURSTON SPRINGER
9000 Keystone Crossing 7th Floor
Indianapolis, Indiana 46240
317.581.4000
www.thurstonspringer.com

LEGAL COUNSEL
Vorys, Sater, Seymour and Pease LLP
52 East Gay Street, P.O. Box 1008
Columbus, Ohio 43216



CSBB
Stock listing common symbol



The annual meeting of shareholders is scheduled to be held on:
Wednesday, April 23, 2025, at 7:00 p.m.
at the Carlisle Inn in Walnut Creek, Ohio.



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